Exhibit 99.2

This book is part of a two-part publication. It focuses on Stantec Inc.'s 2008 financial and operating results. For a more general overview of our Company, refer to our 2008 Business Review. Our 2008 Financial Review and Business Review can be viewed on-line at www. stantec.com under the Investor Relations section.

MANAGEMENT’S DISCUSSION AND ANALYSIS

February 25, 2009

This discussion and analysis of Stantec Inc.’s operations and financial position, dated February 25, 2009, should be read in conjunction with the Company’s 2008 audited consolidated financial statements and related notes. Our 2008 audited consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which differ in certain respects from GAAP in the United States. Note 24 of the audited consolidated financial statements summarizes the principal differences between Canadian GAAP and US GAAP that affect our financial statements. Unless otherwise indicated, all amounts shown below are in Canadian dollars. Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com. Such additional information is not incorporated by reference and should not be deemed to be made part of this Management’s Discussion and Analysis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities law. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions and courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Visions, Core Business, and Strategy section and of our annual and long-term targets and expectations for our practice areas in the Results and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2009 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business (i.e., in relation to our 2018 international growth target and our goals for each of our practice areas) in the Vision, Core Business, and Strategy section as well as the Results (under the Overall Performance, Gross and Net Revenue: 2008 versus 2007 and Liquidity and Capital Resources subheadings) and Outlook sections of this report in order to describe management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors, including, but not limited to, the following material risks, each of which is further described in the Risk Factors section of this report.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

Market Risks
•
If we need to sell or issue additional common shares and/or incur additional debt to finance future acquisitions, our share ownership could be diluted and the results of our operations could be adversely affected.

•	We may be unable to secure the additional capital required to fund our acquisition strategy, which could lead to a reduction in our market share and competitiveness.

•	Economic downturns could have a negative impact on our business since our clients may curtail investment in infrastructure projects or may experience difficulty in paying for services performed.

•	The professional consulting services industry is highly competitive, which could have a negative impact on our profit margins and market share.

•	We derive significant revenue from contracts with government agencies; thus, any disruption in government funding or in our relationship with those agencies could adversely affect our business.

•	Because we report our results in Canadian dollars and a substantial portion of our revenue and expenses is recorded in US dollars, our results are subject to currency exchange risk.

•
Our share price has historically been subject to volatility. Accordingly, the price of our common shares may decrease in the future due to a number of Company- and industry-specific or general economic factors.

Operating Risks
•	The nature of our business exposes us to potential liability claims and contract disputes, which may reduce our profits.

•	Interruption to our systems and network infrastructure could adversely impact our ability to operate.

•	If we experience delays and/or defaults in customer payments, we could suffer liquidity problems or be unable to recover our expenditures.

•	One of our primary competitive advantages is our reputation. If our reputation is damaged due to client dissatisfaction, our ability to win additional business may be materially damaged.

•	Inadequate internal controls or disclosure controls may result in events that could adversely affect our business.

•	Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.

•	Adverse weather conditions and natural or other disasters may delay or eliminate net revenue that otherwise would have been realized and thus adversely affect our profitability.

•
We bear the risk of cost overruns in a significant number of our contracts; thus, we may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

Growth and Acquisition Integration Risks
•
Goodwill and other intangible assets acquired from our acquisitions represent substantial portions of our total assets. If our acquired businesses do not perform as expected, we may be required to write down the value of our goodwill and other intangible assets, which could have a material adverse effect on our earnings. Refer to the discussion in the Results section (under the Goodwill and Intangible Assets subheading) below.

•	If we are unable to manage our growth effectively, we may experience a decline in our revenue and profitability.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

•	We or an acquired entity may experience difficulties in integrating the acquired entity’s business into our existing operations and so may not realize the anticipated benefits of the acquisition.

•
From time to time, we have pursued and may continue to pursue and invest in business opportunities that are not directly within our core competencies. These new business opportunities may require a disproportionate amount of management’s time to develop profitably and may not perform as expected.

•
To attain our goal of increasing the size and profitability of our operations, we may pursue and invest in business opportunities outside North America. Unfamiliarity with markets and political environments may impair our ability to grow our international revenues.

•	We may be unsuccessful in our goal to increase the size and profitability of our operations, which could lead to a reduction in our market share and competitiveness as our industry consolidates.

Assumptions
In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian and US economies in 2009 and its effect on our business. The assumptions we made about the outlook for each of our practice areas, our annual targets, and our outlook for 2009 are listed in the Outlook section of this report.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 25, 2009, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2009, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

VISION, CORE BUSINESS, AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, project management, environmental sciences, and project economics for infrastructure and facilities projects. By integrating our expertise in these areas across North America and the Caribbean, we are able to work as one team providing our clients with a vast number of project solutions. This integrated approach also enables us to execute our “Global Expertise. Local Delivery.” operating philosophy. We support the services we deliver through local offices with the knowledge and skills of our entire organization. Through multidiscipline service delivery, we also support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our goal is to become and remain a top 10 global design and consulting services firm, and our focus is providing professional services in the infrastructure and facilities market principally on a fee-for-service basis. To achieve our objective, we must expand the depth and breadth of our services, which will result in growth. We intend to continue to pursue a prudent growth plan. We are confident that we can do so because we have built a solid foundation—made up of a robust business strategy, workforce, organizational structure, and systems—to take us into the future.

Looking ahead, we plan to gradually and systematically expand our geographic reach outside North America in markets that are best suited and receptive to our services as these services evolve and mature. International work currently accounts for 2% of our business. By 2018, we target to generate up to 20% of our revenue from our international work, most likely by expanding to the United Kingdom, Australia, and New Zealand. In determining this goal, we reviewed the growth of our peers. During 2007, three quarters of the growth generated by the top

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

35 global design firms, many of which are headquartered in North America, came from international markets, and we assume that we can take advantage of this trend. We believe that earning up to 20% of our revenue internationally will give us the critical mass of staff and cost effectiveness needed to support international growth.

Our business strategy is based on mitigating risk by

•	Diversifying our operations through a focused, three-dimensional business model
•	Serving many clients on many projects
•	Taking on little or no construction risk
•	Positioning ourselves among the top-three service providers in our geographic regions and practice areas

Our focused, three-dimensional business model allows us to manage risk while continuing to increase our revenue and earnings. The model is based on

•	Diversifying our operations across several geographic regions
•	Specializing in distinct but complementary practice areas
•	Providing services in all five phases of the infrastructure and facilities project life cycle (planning, design, construction, maintenance, and decommissioning)

Because of the diversity of our model, we are generally able to adapt to changes in market conditions, such as the current economic slowdown, by offsetting decreased demand for services in one area with increased demand for services in another area.

Through our “One Team. Infinite Solutions.” and “Global Expertise. Local Delivery.” operating philosophy and approach to our business and service delivery, we have one reportable GAAP segment—Consulting Services—which is an aggregate of our operating segments. Our operating segments are based on our regional geographic areas, and our chief operating decision maker (chief executive officer) assesses our Company’s performance based on financial information available from these geographic areas. In addition, we have practice areas that provide strategic direction, mentoring, and technical support across all our geographic regions.

The following discussion outlines the three main components of our business model.

Geographic Diversification
Currently, we operate in three main regions in North America—Canada, the US East, and the US West. We also have a small presence in the Caribbean and a project presence in several international locations. Our goal is to position ourselves among the top three service providers in each of our regions. Based on our services mix, this generally means achieving a market penetration of 100 employees or $10 million in revenue per 1 million in population. We realize this objective in our existing regions primarily by adding services through organic growth and strategic hiring supplemented by acquisitions. We achieve our target in new regions principally by acquiring and integrating firms that complement our organization supplemented by organic growth and strategic hiring.

Practice Area Specialization
Currently, we provide services in five specialized and distinct practice area groupings—Buildings, Environment, Industrial, Transportation, and Urban Land. Focusing on this combination of project services helps differentiate us from our competitors, allowing us to enhance our presence in new geographic regions and markets and to establish and maintain long-term client relationships. Our strategy for strengthening this element of our business model is to expand the depth of our expertise in our current practice areas and to selectively add complementary new practice areas to our operations.

Buildings. We provide architectural and engineering design and consulting services through two specialist practice areas—1) Architecture and 2) Buildings Engineering—to both private and public sector clients in a wide range of

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

building types and market sectors across North America and internationally. Our primary focus is the design of health care, retail and commercial, education, sports and recreation, and airport buildings from preconception to postcompletion. Our core services include project and program definition, facilities planning, architectural design, interior design, and structural, mechanical, electrical, and acoustical engineering for both new construction and existing buildings. For existing buildings, we offer expertise in performance engineering, building operating systems (including analysis of exterior envelope, air quality, lighting, and energy efficiency), and ongoing tenant improvements. Over the past few years, our Buildings practice area has also established an industry-wide reputation for leadership in sustainable and integrated design.

In 2008, we expanded our Buildings practice area through organic growth in our existing geographic locations. Going forward, our focus in 2009 and over the next 10 years will be to develop the Buildings practice area to a top 10 level globally. Initially, we intend to expand our architecture and engineering practice in the United States to match the critical mass of staff and reputation we have built in Canada, and thereafter we plan to establish a significant international presence.

Environment. We provide solutions for water supply and wastewater disposal for communities and industry, planning and permitting infrastructure projects, ecosystem restorations, and soil-structure interaction evaluations through four specialist practice areas: 1) Environmental Infrastructure, 2) Environmental Management, 3) Environmental Remediation, and 4) Geotechnical Engineering. Our core services in these areas include water supply, treatment, storage, and distribution; wastewater collection, pumping, treatment, and disposal; watershed management; environmental assessment, documentation, and permitting; ecosystem restoration planning and design; environmental site management and remediation; subsurface investigation and characterization; and geotechnical engineering.

We expanded our Environment practice area through organic growth in our existing geographic locations as well as acquisitions in 2008 and through the addition of Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (Jacques Whitford) at the beginning of 2009. This acquisition, our largest to date with 40 offices mainly located in Canada, expanded and enhanced our capabilities in environmental assessment, documentation and permitting, environmental site management and remediation, and geotechnical engineering.

In 2009, we will focus on strengthening the Environment practice area by continuing to expand our profile and market share throughout North America, primarily in the water and energy sectors. Over the next 10 years, we expect to experience our greatest growth in the US environmental market along with significant expansion into markets overseas.

Industrial. We provide industrial solutions to clients in the bio/pharmaceutical, power generation, utilities, mining, automotive, chemical, consumer products, forestry, food and beverage, pulp and paper, and general manufacturing sectors. Our core services include planning, engineering, and project management, which we deliver through five specialist practice areas: 1) Manufacturing, 2) Power, 3) Resources, 4) Bio/Pharmaceuticals, and 5) Program & Project Management. We also provide specialty services in occupational health and safety, system integration, instrumentation and control, electrical energy and power management, facility planning and design, industrial engineering, logistics, materials handling, and commissioning.

In 2008, we strengthened the services this practice area provides for the mining sector through the acquisition of McIntosh Engineering, a mining engineering firm with offices in Arizona and Ontario.

In 2009, we will focus on strengthening our presence in the power transmission and renewable energy markets as well as pursuing opportunities to work on larger projects for clients with national accounts. Our goal for the next 10 years is to further position our industrial practice as the largest of the midtier consultants with the ability to undertake most projects in the industrial sector with the exception of large turnkey oil and gas projects.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

Transportation. We offer solutions for the safe and efficient movement of people and goods, primarily to public sector clients, through one practice area focusing on the transportation sector. Our core services include project management, planning, engineering, construction administration, and infrastructure management related to the transportation sector. We prepare transportation master plans for communities; conduct transportation investment studies; plan and design airport, transit, rail, and highway facilities; provide administration and support services for the construction of specific projects; and provide ongoing management planning for the safe and efficient upkeep of transportation facilities. Our broad range of expertise is illustrated by our ability to 1) provide specialized services such as state-of-the-art simulation modeling, 2) evaluate the effectiveness of alternative transportation demand and supply management techniques, 3) prepare investment grade revenue studies for funding transportation projects, 4) provide public consultation and environmental assessment skills to build broad public support for infrastructure plans, and 5) design and implement integrated infrastructure/asset management systems for all types of transportation infrastructure.

In 2008, the Transportation practice area expanded through organic growth in our existing geographic locations as well as through acquisitions.

In 2009, we will focus on further strengthening and developing our leadership in the Transportation practice area as well as on developing a critical mass of staff in key emerging markets and expanding our services. Our goal over the next 10 years is to strengthen the Transportation practice area by expanding primarily in growing urban areas across North America and by adding more specialized skill sets.

Urban Land. We provide planning, landscape architecture, surveying, engineering, and project management solutions, principally for the land development, real estate, and retail and commercial industries, through four specialist practice areas: 1) Commercial Program Development, 2) Planning & Landscape Architecture, 3) Urban Land Engineering, and 4) Surveys/Geomatics. Our core services include, or relate to, the development of conceptual and master plans, development approvals and entitlement, infrastructure design, transportation planning, traffic engineering, landscape architecture, construction review, and a wide variety of surveying and geomatics services to support the land development industry and other practice areas.

In 2008, we expanded our services in the Urban Land practice area through the acquisition of a design firm with offices in California and other western states. This addition gave us a commercial program development practice, which provides program and project management and integrated design services for retail and commercial clients with facilities across the United States.

Our priority for this practice area in 2009 is to continue to diversify the services we provide for nonresidential development sectors and to adapt to changes in the North American housing market. In the next 10 years, we expect to continue to position ourselves to serve a rebounding housing market in North America.

Life Cycle Solutions
The third element of our business model is the provision of professional services in all five phases of the project life cycle—planning, design, construction, maintenance, and decommissioning. This inclusive approach enables us to deliver services during periods of strong new capital project activity (i.e., design and construction) as well as periods of lower new capital project expenditures (i.e., maintenance and rehabilitation). Beginning with the planning and design stages, we provide conceptual and detailed design services, conduct feasibility studies, and prepare plans and specifications. During the construction phase, we generally act as the owners’ representative, providing project management, surveying, and resident engineering services. We focus principally on fee-for-service type work and generally do not act as the contractor or take on construction risk. Following project completion, during the maintenance phase, we provide ongoing professional services for maintenance and rehabilitation projects in areas such as facilities and infrastructure management, facilities operations, and performance engineering. Finally, in the decommissioning phase, we provide solutions and recommendations for taking facilities out of active service.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

Going forward, our strategy is to continue to expand the scope of services we provide in the initial planning stages and during maintenance, allowing us to establish longer-term relationships with clients and to strengthen our full “cradle to grave” approach.

Our three-dimensional business model allows us to provide services to many clients and for many projects, ensuring that we do not rely on a few large projects for our revenue and that no single client or project accounts for more than 5% of our business.

KEY PERFORMANCE DRIVERS AND CAPABILITIES

Our performance depends on our ability to attract and retain qualified people; make the most of market opportunities; finance our growth; find, acquire, and integrate firms and/or new employees into our operations; and achieve top-three market penetration in the geographic areas we serve. Based on our success with these drivers, we believe that we are well positioned to continue to be one of the principal providers of professional design and consulting services in our geographic regions.

People
Because we are a professional services firm, the most important driver of our performance is our people. Our employees create the project solutions we deliver to clients. Consequently, to achieve our goal of becoming and remaining a top 10 global design firm, we must grow our workforce through a combination of internal hiring and acquisitions. We measure our success in this area by total staff numbers. In 2008, our employee numbers increased to approximately 8,700 from 7,800 in 2007. As at December 31, 2008, our workforce was made up of about 4,700 professionals, 2,800 technical staff, and 1,200 support personnel. With the addition of Jacques Whitford on January 2, 2009, our employee numbers exceeded 10,000.

To attract and retain qualified staff, we offer opportunities to be part of “One Team” working on challenging multidiscipline projects with some of the most talented people in our industry. We are continually strengthening and supporting our people-oriented, “One Team. Infinite Solutions.” culture. In 2008 we completed a number of activities, including the introduction of an employment equity program. Along with ensuring that there are no barriers to hiring and promoting talented people, the program looks at ways to better understand the needs of a diverse workforce. We also implemented a wellness program that offers a variety of services, including access to a health coach, online health information, on-site biometrics testing, and free miniphysicals. In addition, we expanded our Career Development Center with updated content and new in-house programs and training, including a leadership training program, which we delivered across the Company to help develop and enhance the skills and capabilities of new and evolving leaders. The Career Development Center is the online source for all our learning, coaching and mentoring, and professional and career development resources, and the new leadership training program covers eight core competencies that align with Stantec values. We also updated the professional development section of the center to include continuing education requirements according to state and provincial boards for professional engineers, landscape architects, architects, geologists, and land surveyors. Going forward, we will continue to update and improve our learning and career development programs in response to the needs of our staff.

To measure our success in attracting and retaining staff, we use tools such as employee engagement surveys, ongoing requests for feedback, and exit interviews. The results of these performance metrics help us develop programs and initiatives for improving and maintaining staff engagement. We also track turnover rates for our staff through our business information system.

Our “diversified portfolio” approach to business, operating in different regions and practice areas, and our “One Team” philosophy, using and sharing the best available staff resources across the Company, generally enable us to redeploy a portion of our workforce when faced with changes in local, regional, or national economies or practice area demand. Although there will always be some areas where it will be difficult to find appropriate staff during

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

certain periods, as we increase in size we become better able to address these issues by using staff from other parts of the Company either through temporary relocation or work sharing. We are continually improving our ability to work on projects from multiple locations through standardized practices and systems, project collaboration, and Web-based technology.

Acquisition Opportunities and Integration
The North American market gives us many opportunities to build toward our goal of becoming and remaining a top 10 global design firm. We believe that such growth is necessary in order to enhance the depth of our expertise, broaden our services, increase our shareholder value, provide more opportunities for our employees, and lever our information technology systems. Our strategy for achieving our goal is to combine internal growth with the acquisition of firms that believe in our vision and want to be part of our dynamic Company. Since we became publicly traded on the Toronto Stock Exchange (TSX) in 1994 to date, we have integrated a total of over 7,600 employees into the Stantec team from throughout Canada, the United States, and the Caribbean. In 2008, we completed five acquisitions, including one in Canada, which expanded our business into the Northwest Territories, and four in the United States, which gave us a new presence in Alabama, Illinois, Kansas, Minnesota, and Oklahoma. We are confident that we can continue to take advantage of acquisition opportunities because we operate in an industry sector that includes more than 100,000 firms, most of which are small. According to the Engineering News-Record, the largest 500 engineering and architecture companies headquartered in the United States—our principal competitors—generate approximately US$80 billion in annual fees, 20% of which they earn internationally. Currently, we have approximately a 2% share of this market.

The integration of acquired firms begins immediately following the acquisition closing date and generally takes between six months and three years to complete. It involves the implementation of our Company-wide information technology and financial management systems as well as provision of “back office” support services from our corporate and regional offices. This approach allows our new staff to focus on their primary responsibility of continuing to serve clients with minimal interruption while taking advantage of our systems and expertise.

Our acquisition and integration program is managed by a dedicated acquisition team that supports, or is responsible for, the tasks of identifying and valuing acquisition candidates, undertaking and coordinating due diligence, negotiating and closing transactions, and integrating employees and systems following an acquisition. This team is complemented and enhanced by other operational staff as appropriate. We measure our success in integrating acquired employees through a postintegration survey and use the survey results to address specific issues and improve future integration activities.

Financing
Our success also depends on our continuing ability to finance our growth plan. Adequate financing gives us the flexibility to acquire firms that are appropriate to our vision and complement our business model. Since we became publicly traded on the TSX in 1994, we have grown our gross revenue at a compound annual rate of 21.4%. To fund such growth, we require cash generated from both internal and external sources. Historically, we have completed acquisitions using mostly cash and notes while at opportune times raising additional equity to replenish our cash reserves, pay down debt, or strengthen our balance sheet. To date, we have issued additional shares for these purposes on four occasions—in 1997, 2000, 2002, and 2005. Currently, we have a revolving credit facility, due on August 31, 2011, that provides us with a line of credit of $300 million, of which $104.9 million was available as at December 31, 2008, for future activities.

Market Penetration
Also key to our success is achieving a certain level of market penetration in the geographic areas we serve. Our target is to be among the top three service providers in each of our geographic regions and practice areas. With this level of market presence, we are less likely to be affected by downturns in regional economies. Top-three positioning also gives us increased opportunities to work for the best clients, obtain the best projects, and attract and retain the

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

best employees in a region, and is important for building or maintaining the critical mass of staff needed to generate consistent performance and to support regional company infrastructure.

One metric we use to gauge our success with market penetration is staff numbers per population in a region. Generally, we estimate that to be among the top three service providers in any given location we require 100 or more employees serving a population of 1 million people. To date, we calculate that we have a mature market presence in the following provinces and states: Alberta, British Columbia, Manitoba, Maine, New Brunswick, Newfoundland, Nova Scotia, Saskatchewan, and Vermont.

RESULTS

Overall Performance

Highlights for 2008

(In millions of Canadian dollars, except per share amounts)	2008	2007	$ Change	% Change

Gross revenue	1,352.0	954.6	397.4	41.6%
Net income	29.0	69.3	(40.3)	(58.2%)
Earnings per share – basic	0.64	1.52	(0.88)	(57.9%)
Earnings per share – diluted	0.63	1.50	(0.87)	(58.0%)
Cash flows from operating activities	160.0	87.5	72.5	n/m
Cash flows used in investing activities	(127.7)	(135.2)	7.5	n/m
Cash flows from financing activities	53.8	33.9	19.9	n/m
n/m = not meaningful

The following highlights our major financial achievements and strategic activities in 2008, as well as other factors that contributed to our financial performance and overall financial condition:

•
Record results prior to the impairment of goodwill. In 2008, we achieved a 41.6% increase in gross revenue and a 36.0% increase in net revenue (the term net revenue is defined in the Critical Accounting Estimates, Developments, and Measures section of this report) along with a strong operating performance prior to the write-down of goodwill related to our US operations.

During the year, we conducted our annual goodwill impairment test. Due to the recent fluctuations in the market and the uncertainties arising from overall economic conditions, we recorded a $53.0 million impairment to goodwill. This decreased our diluted earnings per share by $1.15. The goodwill charge is non-cash in nature and does not affect our liquidity, cash flows from operating activities, or debt covenants and will not impact our

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

future operations. Excluding the impact of this goodwill impairment, our financial results for the year reached record levels, with $160.0 million in cash flows from operating activities. Our net income would have been $82.0 million, with diluted earnings per share of $1.78 for the year.

Including the impact of the goodwill impairment charge, our net income for 2008 was $29.0 million compared to $69.3 million in 2007 and $60.2 million in 2006. Diluted earnings per share for 2008 were $0.63 compared to $1.50 in 2007 and $1.31 in 2006. These results were

o	Positively impacted by a reduction in our administrative and marketing expenses as a percentage of net revenue from 42.3% to 41.3%

o
Negatively impacted by a reduction in our gross margin percentages (the term gross margin is defined in the Critical Accounting Estimates, Developments, and Measures section of this report) from 56.7% to 55.7%, a $58.4 million impairment of goodwill and intangible assets, a $7.0 million increase in our amortization of intangibles, and a $5.9 million increase in interest expense

•	Achievement of 10-year goal. In 2008, we met and exceeded the 10-year goal we set in 1998 to become a $1.0 billion annual gross revenue company.

•
Ability to adapt to challenging economic conditions. Excluding the impact of the goodwill impairment, our operating results demonstrated continuing strength compared to 2007 as well as the ability of our business model to adapt to changing market conditions throughout North America. Continued weakness in the residential market and the economic slowdown in the United States contributed to decreased revenue in our Urban Land practice area compared to 2007. This decrease was offset by an increase in revenue in our other practice areas, particularly Environment, Industrial, and Buildings.

Despite the economic slowdown in North America, we believe that we are well positioned to maintain our business in 2009 for a number of reasons:

o
The diversification of our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle as well as our mixture of private and public projects give us the flexibility to timely adapt to changing market conditions.

o	We continue to generate sufficient cash flow to meet our operating needs and have a strong balance sheet.

o	We have a strong leadership team that emphasizes asset management and continues to monitor our short-term backlog and manage staff levels to the work available.

o	We have a dedicated team of employees who have shown commitment to controlling costs and pursuing efficiency in our operations.

•	Growth through acquisitions. Acquisitions completed in 2007 and 2008 contributed $404.1 million to our change in gross revenue from 2007 to 2008. We completed five acquisitions in 2008.

•
Continued growth. On January 2, 2009, we completed the acquisition of Jacques Whitford for cash consideration of $64 million and notes payable of $79 million, adding over 1,700 employees and 40 offices to our operations and strengthening our service capabilities in geotechnical engineering, air quality evaluation, and environmental and geoscientific assessment.

•
Strong balance sheet. Our balance sheet remains solid, and as at December 31, 2008, taking into account the amount borrowed to enable the Jacques Whitford acquisition, $104.9 million of our $300 million credit facility was available for future acquisitions, working capital needs, capital expenditures, and general corporate

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STANTEC INC.

purposes. During the year, we negotiated an extension of the due date of our credit facility to August 2011 and renewed our normal course issuer bid with the TSX. As well, during the year, we were successful in increasing the limit of our credit facility from $160 million to $300 million to provide additional flexibility for continued growth.

•
Leadership succession. During the year, we announced that Robert (Bob) Gomes will succeed Tony Franceschini as the next president and chief executive officer (CEO) of our Company, effective May 14, 2009. On his retirement, Tony will assume a role on the Stantec Board of Directors. Bob graduated from the University of Alberta with a degree in civil engineering and has held various leadership roles in his over 20 years with Stantec, including those of vice president of Alberta North and senior vice president of the Industrial practice area.

During the year, Don Wilson, our senior vice president and chief financial officer (CFO), announced that he would retire from his role on December 31, 2008. Dan Lefaivre, our vice president of Finance & Treasury, subsequently assumed the CFO role. Dan, a certified management accountant, joined Stantec in 1990 and has played an integral role in numerous acquisitions, conversion activities, financing activities, and the integration of business systems.

•
ISO certification. During the year, we achieved registration with the International Organization for Standardization’s (ISO) 9001:2000 quality management standard. ISO 9001:2000 is a globally recognized set of requirements for establishing effective quality management systems. In addition, during the year, we achieved certification with ISO/IEC 20000, which is a standard that sets out the requirements for establishing an information technology (IT) service management system.

•
Increased backlog. Our consolidated revenue backlog at the end of 2008 was $1 billion compared to $831 million at the end of 2007 and $685 million at the end of 2006. For a definition of backlog, refer to the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this report.

•
A solid foundation for the future. Through the guidance of our CEO over the last 10 years, we have built a solid foundation for continued prudent growth by expanding geographically and adding new or complementary practice areas. As we continue to evolve and mature, we will have a more significant presence outside North America. By 2018, we target to generate up to 20% of our revenue from international work.

Results compared to 2007 targets
In our 2007 Management’s Discussion and Analysis, we established various ranges of expected performance for 2008. The following table presents the results we achieved in 2008:

Measure	Expected Range	Results Achieved	Results before Goodwill Impairment
Debt to equity ratio (note1)	At or below 0.5 to 1	0.26 ✓	0.23 ✓
Return on equity (note 2)	At or above 14%	6.1% Ï	16.5% ✓
Net income as % of net revenue	At or above 6%	2.6% Ï	7.3% ✓
Gross margin as % of net revenue	Between 55 and 57%	55.7% ✓	55.7% ✓
Administrative and marketing expenses as % of net revenue	Between 41.5 and 43.5%	41.3% ✓	41.3% ✓
Effective income tax rate	Between 29 and 31%	55.0% Ï	30.2% ✓
note 1: Net debt to equity ratio is calculated as long-term debt plus current portion of long-term debt less cash and cash held in escrow, all divided by shareholders’ equity as further discussed in the Definition of Non-GAAP measures in the Critical Accounting Estimates, Developments, and Measures section of this report.
note 2: Return on equity is calculated as net income for the year divided by average shareholders’ equity over each of the last four quarters as further discussed in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this report.
✓ Met or exceeded target
X Did not meet target

MANAGEMENT’S DISCUSSION AND ANALYSIS
DECEMBER 31, 2008
STANTEC INC.

In 2008, we met or performed better than our targets for all items except return on equity, net income as a percentage of net revenue, and effective income tax rate. Excluding the impact of the goodwill impairment charge, we met or performed better than all our targets. The goodwill impairment charge is explained in the Goodwill and Intangible Assets section below.

Acquisitions

Total consideration for acquisition activity was $122.9 million in 2008 and $150.0 million in 2007. In 2008, we completed the following acquisitions:

•
On January 2, 2008, we acquired The Zande Companies, Inc. (Zande), which added approximately 285 staff to our Company. The acquisition of this firm strengthened our operations in the midwestern United States and increased the depth of our service offerings to public sector clients in the environment sector. Zande provides services mainly in water and wastewater treatment facility design, environmental management, and transportation, as well as complementary services in planning, landscape architecture, surveying, and land development.

•
On January 2, 2008, we acquired Rochester Signal, Inc. (Rochester Signal), which added approximately 25 staff. The acquisition of this firm supplemented the existing transit-related services offered by our Company. Rochester Signal provides signal design and related construction management, installation, and testing services, along with engineering support for the development of all types of rail systems, from main and commuter lines to rapid transit and light rail.

•
On February 1, 2008, we acquired SII Holdings, Inc. (Secor), adding approximately 700 staff. The acquisition of this firm significantly increased our environmental service offerings, particularly for clients in the private sector. Secor provides expertise in downstream marketing remedial services to the US energy industry, as well as comprehensive environmental remediation services to the manufacturing, chemical, pulp and paper, and transportation industries.

•
On March 14, 2008, we acquired RHL Design Group, Inc. (RHL), which added approximately 170 employees. The acquisition of this firm, headquartered in Petaluma, California, with several offices in the western United States, significantly increased our commercial development services. RHL provides full program implementation and comprehensive design services for commercial clients with facilities in multiple locations.

•
On July 2, 2008, we acquired the shares and business of McIntosh Engineering Holdings Corporation (McIntosh), adding over 200 staff. The acquisition of this firm provided us with a more visible presence in the mining sector and expanded our operations in Tempe, Arizona, and Sudbury and North Bay, Ontario.

Through our investment in our enterprise management system in 2003 as well as subsequent enhancements, we were able to begin quickly integrating the five acquisitions completed during 2008. We will finish integrating Secor’s systems in Q1 09.

Selected Annual Information

We have demonstrated strong, sustainable financial growth in the last three years as highlighted in the trending of the annual information below:

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

Selected Annual Information

(In millions of Canadian dollars, except per share and share amounts)	2008	2007	2006

Gross revenue (note 1)	1,352.0	954.6	816.1
Net income (note 2)	29.0	69.3	60.2
Earnings per share – basic (note 2)	0.64	1.52	1.34
Earnings per share – diluted (note 2)	0.63	1.50	1.31
Cash dividends declared per common share	Nil	Nil	Nil

Total assets	1,144.9	813.6	634.5
Total long-term debt	249.2	96.1	16.2
Outstanding common shares – as at December 31	45,448,123	45,698,143	45,201,785
Outstanding common shares – as at February 25, 2009	45,458,123
Outstanding share options – as at December 31	2,061,828	1,751,022	1,702,784
Outstanding share options – as at February 25, 2009	2,046,828
note 1: The term gross revenue is defined in the Critical Accounting Estimates, Developments, and Measures section of this Management’s Discussion and Analysis.
note2: Net income, basic earnings per share, and diluted earnings per share in 2008 would have been $82.0 million, $1.80, and $1.78, respectively, without the $53 million goodwill impairment charge.

The five acquisitions completed in 2008, the 11 completed in 2007, and the three completed in 2006 contributed to our year-over-year growth in gross revenue, net income, and basic and diluted earnings per share.

Balance Sheet. Our total assets increased by $331.3 million from 2007 to 2008. This increase was mainly due to an increase of $113.9 million in goodwill, $61.1 million in accounts receivable and in costs and estimated earnings in excess of billings, $26.3 million in property and equipment, and $13.7 million in intangible assets. These items increased as a result of internal growth and growth from acquisitions during 2008, offset by a $58.4 million goodwill and intangible asset impairment charge recorded in the third quarter. As well, our cash and cash equivalents increased $89.8 million from December 31, 2007, mainly due to the cash advanced from our credit facility and held for the Jacques Whitford acquisition closing. At the end of December 2008, we borrowed on our revolving credit facility to facilitate the purchase of Jacques Whitford and to support normal operations. The cash was paid to the vendors on the completion of the transaction on January 2, 2009. In addition, the carrying value of the assets and liabilities of our US subsidiaries on our consolidated balance sheets was positively impacted by the weakening of the Canadian dollar from US$1.01 at December 31, 2007, to US$0.82 at December 31, 2008.

Our total assets increased by $179.1 million from 2006 to 2007. This increase was mainly due to an increase of $81.4 million in goodwill, $65.0 million in accounts receivable and in costs and estimated earnings in excess of billings, $23.1 million in property and equipment, and $9.5 million in intangible assets. These items increased as a result of internal growth and growth from acquisitions during the year.

Our total liabilities increased by $235.0 million from 2007 to 2008 mainly due to a $140.4 million increase in our revolving credit facility from $52.1 million to $192.5 million at December 31, 2008, to finance the acquisitions completed in 2008 and to facilitate the acquisition of Jacques Whitford on January 2, 2009. In addition, accounts payable and accrued liabilities increased $43.2 million from 2007 to 2008 due to internal growth and growth through acquisitions during the year. As well, total liabilities increased due to the weakening of the Canadian dollar from December 31, 2007, as explained above.

Our total liabilities increased by $147.3 million from 2006 to 2007 mainly due to a $43.9 million increase in our revolving credit facility from $8.2 million at December 31, 2006, to $52.1 million at December 31, 2007, to finance the acquisitions completed in 2007. In addition, accounts payable and accrued liabilities increased $47.9 million from 2006 to 2007 due to internal growth and growth through acquisitions during the year.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

Our balance sheet remained strong in 2008 as shareholders’ equity increased $96.3 million as further described in the Shareholders’ Equity section below.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results from year to year:

	Percentage of Net Revenue			Percentage Increase (decrease)*
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006

Gross revenue	119.6%	114.9%	115.3%	41.6%	17.0%
Net revenue	100.0%	100.0%	100.0%	36.0%	17.4%
Direct payroll costs	44.3%	43.3%	43.0%	39.1%	18.2%
Gross margin	55.7%	56.7%	57.0%	33.7%	16.7%
Administrative and marketing expenses	41.3%	42.3%	41.3%	32.7%	20.3%
Depreciation of property and equipment	2.2%	2.3%	2.2%	33.5%	22.4%
Amortization of intangible assets	0.9%	0.5%	0.9%	189.2%	(39.3%)
Impairment of goodwill and intangible assets	5.2%	0.0%	0.0%	100.0%	n/a
Net interest expense	0.7%	0.2%	0.3%	368.8%	(15.8%)
Share of income from associated companies	(0.0%)	0.0%	(0.1%)	(33.3%)	50.0%
Foreign exchange (gains) losses	(0.2%)	(0.3%)	0.0%	(20.0%)	n/m
Other income	(0.1%)	(0.2%)	(0.2%)	0.0%	(20.0%)
Income before income taxes	5.7%	11.9%	12.6%	(34.9%)	10.9%
Income taxes	3.1%	3.6%	4.1%	19.1%	2.1%
Net income	2.6%	8.3%	8.5%	(58.2%)	15.1%
* % increase (decrease) calculated based on the dollar change from the comparable period
n/m = not meaningful
n/a = not applicable

Our gross and net revenue grew at a higher rate during 2008 than during 2007 mainly due to the larger size of acquisitions that occurred in the fourth quarter of 2007 and in the first quarter of 2008. In particular, the completion of the Neill and Gunter acquisition in October 2007; the Fuller, Mossbarger, Scott & May Engineers (FMSM) acquisition in December 2007; the Zande acquisition in January 2008; and the Secor acquisition in February 2008 added over 1,900 employees to our Company. In 2008, our administrative and marketing expenses grew at a lower rate than the rate of growth in revenue as further explained in the Administrative and Marketing Expenses section below. This growth was offset by increases in the amortization of intangible assets, goodwill and intangible asset impairment charges, and net interest as further explained in their respective sections of this report.

Gross and Net Revenue
The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross and net revenue for 2008 compared to 2007 and for 2007 compared to 2006. For definitions of gross and net revenue, refer to the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this discussion and analysis. Revenue earned by acquired companies in the first 12 months following acquisition is reported as revenue from acquisitions and thereafter as internal growth.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

Gross Revenue
(In millions of Canadian dollars)	2008 vs. 2007	2007 vs. 2006

Increase (decrease) due to:
Acquisition growth	404.1	109.1
Internal growth	(4.4)	47.1
Impact of foreign exchange rates on revenue
earned by foreign subsidiaries	(2.3)	(17.7)

Total net increase in gross revenue	397.4	138.5

Net Revenue
(In millions of Canadian dollars)	2008 vs. 2007	2007 vs. 2006

Increase (decrease) due to:
Acquisition growth	302.8	92.0
Internal growth	(0.5)	46.5
Impact of foreign exchange rates on revenue
earned by foreign subsidiaries	(3.1)	(15.5)

Total net increase in net revenue	299.2	123.0

Gross revenue earned in Canada during 2008 increased to $649.5 million from $539.3 million in 2007 and $461.3 million in 2006. Gross revenue generated in the United States in 2008 increased to $677.5 million compared to $405.2 million in 2007 and $348.0 million in 2006. Gross revenue earned outside Canada and the United States in 2008 was $25.0 million compared to $10.1 million in 2006 and $6.8 million in 2005. The increase in revenues in both our US- and Canadian-based operations was positively impacted by the acquisitions completed in 2008 and 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

The following table summarizes our gross revenue by practice area for 2008, 2007, and 2006:

Practice Area Gross		% of				% of				% of
Revenue		Consulting				Consulting				Consulting
		Services	% Change			Services	% Change			Services
(In millions of Canadian dollars,		Gross	2008	vs.		Gross	2007	vs.		Gross
except %)	2008	Revenue	2007		2007	Revenue	2006		2006	Revenue

Buildings	282.5	20.9%	33.4%		211.8	22.2%	15.0%		184.2	22.6%
Environment	390.0	28.9%	121.7%		175.9	18.4%	17.7%		149.4	18.3%
Industrial	241.2	17.8%	73.5%		139.0	14.6%	46.6%		94.8	11.6%
Transportation	172.3	12.7%	20.4%		143.1	15.0%	35.0%		106.0	13.0%
Urban Land	266.0	19.7%	(6.6%)		284.8	29.8%	1.1%		281.7	34.5%

Total Consulting Services	1,352.0	100.0%	41.6%		954.6	100.0%	17.0%		816.1	100.0%

As indicated above, our gross revenue was impacted by acquisitions, net internal growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized as follows:

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

Practice Area Gross Revenue		2008 Compared to 2007
		Change Due	Change Due	Change Due
		to	to Internal	to Foreign
(In millions of Canadian dollars)	Total Change	Acquisitions	Growth	Exchange

Buildings	70.7	36.8	33.0	0.9
Environment	214.1	209.5	5.7	(1.1)
Industrial	102.2	97.0	4.6	0.6
Transportation	29.2	21.3	7.2	0.7
Urban Land	(18.8)	39.5	(54.9)	(3.4)

Total	397.4	404.1	(4.4)	(2.3)

		2007 Compared to 2006
		Change Due	Change Due	Change Due
		to	to Internal	to Foreign
(In millions of Canadian dollars)	Total Change	Acquisitions	Growth	Exchange

Buildings	27.6	17.2	11.7	(1.3)
Environment	26.5	13.1	17.5	(4.1)
Industrial	44.2	11.8	33.8	(1.4)
Transportation	37.1	35.8	4.2	(2.9)
Urban Land	3.1	31.2	(20.1)	(8.0)

Total	138.5	109.1	47.1	(17.7)

The following summarizes the acquisitions completed from 2007 to 2008 that affected the acquisition growth of each of our practice areas:

•
Buildings: Nicolson Tamaki Architects Inc. (March 2007); Vollmer Associates LLP (April 2007); Chong Partners Architecture, Inc. (September 2007); Neill and Gunter companies (October 2007); Moore Paterson Architects Inc. (November 2007); and Murphy Hilgers Architects Inc., Brentcliffe Financial Services Inc., and Dekko Studio Inc. (November 2007)

•
Environment: Vollmer Associates LLP (April 2007); Trico Engineering Consultants Inc. (August 2007); Woodlot Alternatives, Inc. (October 2007); Neill and Gunter companies (October 2007); Fuller, Mossbarger, Scott & May Engineers, Inc. (December 2007); The Zande Companies, Inc. (January 2008); and SII Holdings, Inc. (February 2008)

•	Industrial: Neill and Gunter companies (October 2007) and McIntosh Engineering Holdings Corporation (July 2008)

•	Transportation: Vollmer Associates LLP (April 2007); Neill and Gunter companies (October 2007); Rochester Signal, Inc. (January 2008); and The Zande Companies, Inc. (January 2008)

•
Urban Land: Vollmer Associates LLP (April 2007); Land Use Consultants, Inc. (April 2007); Geller DeVellis Inc. (May 2007); Trico Engineering Consultants Inc. (August 2007); The Zande Companies, Inc. (January 2008); and RHL Design Group, Inc. (March 2008)

All our practice areas generate a portion of their gross revenue in the United States. The average exchange rate for the Canadian dollar relative to the US dollar increased by approximately 1.1% from 2007 to 2008 (US$0.93 to US$0.94) and by 5.7% from 2006 to 2007 (US$0.88 to US$0.93). The strengthening of the average rate for the

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

Canadian dollar against the US dollar in 2008 compared to 2007 and in 2007 compared to 2006 had a negative impact on the change in gross revenue by practice area year over year.

2008 versus 2007
Buildings. Gross revenue for the Buildings practice area grew by 33.4% from 2007 to 2008. Of the $70.7 million increase in gross revenue in 2008, $36.8 million was due to acquisitions, and $33.0 million was due to internal growth and a foreign exchange impact of $0.9 million. This year was, historically, the strongest year for the Buildings practice area. We continued to secure major projects by developing our expertise and establishing a top-tier presence in three main sectors: health care, airports, and education. For example, during the year, we were awarded assignments to provide integrated architecture and engineering services for the development of a series of subacute care hospitals at state correctional facilities in California; design services for a terminal expansion at the Edmonton International Airport in Edmonton, Alberta; and architecture services for the expansion of campus facilities at the Northern Alberta Institute of Technology also in Edmonton. In addition, we were awarded an initial contract to secure all the city and regulatory approvals and begin the early preliminary design for a new building on the Toronto Western Hospital campus in Toronto, Ontario, an assignment that will bring together our expertise in architecture, urban planning, clinical planning, and sustainable design. The Buildings practice area has also demonstrated its strength in both the public and private sectors and increasingly in the public-private partnership (P3) market. During the year, we secured a project to provide multidisciplinary services for the Kelowna and Vernon Hospitals P3 project, which is currently the largest single investment in the health care system in the BC Interior on record. We are providing several aspects of the project, including architectural design; mechanical, electrical, structural, and civil engineering; and Leadership in Energy and Environmental Design (LEED) consulting services. The Buildings practice area was not directly impacted by the downturn in the residential housing market in 2008, because it does not have a presence in the single- and multifamily residential housing market.

We believe that the outlook for the Buildings practice area remains stable for 2009. With top-tier architecture and buildings engineering practices in Canada, we expect to enhance our architecture presence in the United States. Due to our leadership in sustainable design, we also believe that we are well positioned to secure projects funded by the US stimulus package that are aimed at improving energy efficiencies in buildings.

Environment. Gross revenue for the Environment practice area grew by 121.7% from 2007 to 2008. Of the $214.1 million increase in gross revenue in 2008, $209.5 million was due to acquisitions, and $5.7 million was due to internal growth, offset by a foreign exchange impact of $1.1 million. Our increased geographical footprint and top-tier presence in more markets enabled the Environment practice area to take on larger, longer-term projects. Acquisitions made in Q3 07 and Q1 08 broadened the practice area’s service capabilities to include new and expanded service areas in geotechnical engineering, environmental management, and environmental remediation. For example, we obtained a contract to provide geotechnical engineering services for the U.S. Army Corps of Engineers, Tulsa District, including establishing an on-site soils and materials testing laboratory at Canton Dam in Oklahoma. We also secured an assignment to provide environmental screening, heritage resource reviews, and permitting services for a proposed Tristar oil well field and associated access road and pipeline development activities in southeastern Saskatchewan. In addition, we worked on projects in the areas of water supply master planning and water supply facility development, including groundwater, surface water, and recycled water systems. For example, during the year, we were awarded an assignment to design odor control upgrades and improve the process performance at the Humber Wastewater Treatment Plant in Toronto, Ontario. As well, we were selected to design one of the world’s largest ultraviolet drinking water disinfection systems for the San Francisco Public Utilities Commission in California. During the year, the Environment practice area made efforts to improve its operating effectiveness in the US East through better client selection, project management, sales efficiency, and staff level management in relation to existing backlog.

The outlook for the Environment practice area is stable for 2009 due to the strength and breadth of our presence and services. With the addition of Jacques Whitford on January 2, 2009, we expanded and enhanced our capabilities in geotechnical engineering, air quality evaluation, and environmental and geoscientific assessment. Despite the

MANAGEMENT’S DISCUSSION AND ANALYSIS
DECEMBER 31, 2008
STANTEC INC.

slowdown in the North American economy, the backlog for the Environment practice area is at historically high levels and is expected to remain at these levels as the practice area continues to attract clients with larger and long-term projects. The practice area is well positioned to carry out P3 projects because of its presence in many locations and its many relationships. We will continue to cultivate our reputation in the environment market by developing our expertise in water and wastewater engineering, geotechnical engineering, wet weather programs, environmental review and permitting, and environmental remediation.

Industrial. Gross revenue for the Industrial practice area grew by 73.5% from 2007 to 2008. Of the $102.2 million increase in gross revenue in 2007, $97.0 million was due to acquisitions, and $4.6 million was due to internal growth and a foreign exchange impact of $0.6 million. The practice area’s internal growth was primarily due to projects secured in Canada, especially during the period of high oil and commodity prices. However, the decline in these prices in the fourth quarter caused certain projects to be canceled or delayed. During the year, the Industrial practice area continued to provide services for the development of facilities and infrastructure in support of major projects in British Columbia and Alberta and to secure projects with repeat clients. For example, we increased our work with Enbridge, a leader in energy transportation and distribution. We also secured another project with the South Coast British Columbia Transportation Authority to provide the preliminary and detailed design and construction supervision services for a multiuse, campus-style project, including a heavy bus maintenance facility, training center, and educational building, at the British Columbia Institute of Technology. As well, we continued to work on various projects for the Department of National Defence across Canada.

Our integrated capabilities enabled us to undertake larger, multiphase, and multidisciplinary projects in the industrial market during the year. For example, the Industrial practice area joined efforts with other Stantec disciplines to procure a project to design laboratory facilities at Pennsylvania State University and Binghamton University in New York. Our program and project management expertise continues to grow due to clients’ need and demand for dedicated project managers. For example, we secured an assignment to provide project control services to the Toronto Transit Commission for an extension of the Spadina subway in Toronto, Ontario. During the year, the Industrial practice area began integrating over 200 staff from McIntosh. The acquisition of McIntosh has enabled us to offer a complete, integrated package of environmental, scientific, engineering, and project management services to global mining clients.

The decline and any future fluctuations in commodity and oil prices may negatively impact the continuity of projects in the energy and mining sector in 2009. We will continue to monitor our short-term backlog and manage our staff levels to match the amount of work available. As well, in 2009 the Industrial practice area will continue to pursue more projects in the power transmission and distribution sector as well as opportunities that may arise from an expected increase in construction activity related to renewable and sustainable energy (i.e., ethanol, biomass, wind, and solar energy) initiatives in North America. In addition, given the aging population in North America, we remain optimistic that we will continue to secure opportunities in the bio/pharmaceutical sector. We believe that the outlook for the Industrial practice area remains stable to a moderate decline for 2009.

Transportation. Gross revenue for the Transportation practice area grew by 20.4% from 2007 to 2008. Of the $29.2 million increase in gross revenue in 2008, $21.3 million was due to acquisitions, and $7.2 million was due to internal growth and a foreign exchange impact of $0.7 million. During 2008, the practice area demonstrated its ability to adapt to the evolving transportation market as well as its diverse capabilities by securing a project to develop a 5-mile (8-kilometre)-long street car system connecting the University of Arizona to the central business district in Tucson, Arizona. Although the private sector softened in the second half of the year, the practice area’s expertise and reputation continues to foster strong client relationships, which translated into receiving several long-term projects with repeat clients. For example, in 2008 we secured an assignment to perform biennial and interim bridge inspections of approximately 500 bridges in New York, New York, as well as contracts to provide design and construction management services for the North Highway Connector project for the City of Red Deer, Alberta, and to complete the final design of roadway improvements along 1.5 miles (2.4 kilometres) of Route 46 and Route 3 in New Jersey.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

We believe that the outlook for the Transportation practice area remains stable for 2009. Future funding for transportation, especially roadway projects, in our principal markets may decline in 2009 due to a decrease in revenue from our public sector clients from sources such as gas and sales taxes. As well, due to the current economic slowdown, we expect clients to continue to have difficulty obtaining interim financing through municipal bonds in 2009. These difficulties could result in project deferrals. However, the introduction of the US stimulus package could prevent the deferral of certain projects and possibly accelerate some previously deferred construction-ready projects by stabilizing project funding in the transportation sector.

Urban Land. Gross revenue for the Urban Land practice area declined by 6.6% from 2007 to 2008. Of the $18.8 million decrease in gross revenue in 2008, $54.9 million was due to a decline in revenue from internal growth and a foreign exchange impact of $3.4 million, offset by a $39.5 million increase in revenue due to acquisitions. We offer urban land services primarily in three core regions—Alberta and Ontario in Canada and California in the United States—and these operations accounted for approximately 66% of our urban land business in 2008. The remainder of our urban land work is spread throughout a number of locations in the United States and Canada. The acquisition of RHL in Q1 08 added commercial program development services to this practice area, primarily in the western United States.

Revenue for the Urban Land practice area was impacted by a decline in housing starts in various parts of the United States, particularly California, and, to a lesser degree, in Canada. Single-family housing starts in the United States declined significantly in 2008. In response to these market conditions, our Urban Land group in the United States reduced its staff levels in 2008 to match the work available. The practice area continued to pursue opportunities to apply services and new technologies in markets that are not dependent on housing, such as services for municipal, energy, and utilities projects. For example, we offered expanded services using light detection and ranging (LIDAR) scanning—an optical remote sensing technology that measures properties of scattered light to find the range and/or other information about a distant target. During the year, we completed the LIDAR scanning of a crane that collapsed over a high-rise construction site in New York City. We also provided professional surveying services for the development of over 200 new gas lines in the Fort Worth, Texas, area from one of the largest natural gas reserves in North America. During the year, the Urban Land practice area continued to expand its services into the public sector. For example, we secured assignments to provide services for improving streetscapes in the historic district of downtown Newark, New Jersey. The practice area also continued to take advantage of work-sharing opportunities by using US-based staff to complete Canadian projects and cross-sell services to other practice areas. For example, during 2008, the practice area secured a project involving several Stantec disciplines and regional offices in designing a major waterfront park in Kelowna, British Columbia.

The National Association of Home Builders (NAHB) in the United States forecasts a continued decline in US single-family housing starts for the first half of 2009. In addition, the Canada Mortgage and Housing Corporation (CMHC) forecasts a slight decline in single detached housing starts in Canada for 2009. Therefore, we anticipate a further decline in project volumes for this practice area for the year. To mitigate the impact of this decline in activity, the Urban Land practice area will continue to monitor its short-term backlog and manage its staff levels as closely as possible to the work available. It will focus on providing multidisciplinary, integrated services, continuing its work-sharing initiatives, and expanding its services into non-housing sectors.

2007 versus 2006
Buildings. Gross revenue for the Buildings practice area grew by 15.0% from 2006 to 2007. Of the $27.6 million increase in gross revenue in 2007, $17.2 million was due to acquisitions, and $11.7 million was due to internal growth, offset by a foreign exchange impact of $1.3 million. In 2007, the Buildings practice area continued to secure significant projects and to experience consistently high project volumes. Activity was especially strong in western Canada in both the public and private sectors. For example, in 2007 we secured a contract to provide architecture; planning; landscape architecture; and structural, mechanical, electrical, civil, and transportation engineering services for the development of a 16.2-hectare (40-acre) greenfield site for a new 300-bed acute care hospital in Grand

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

Prairie, Alberta. We also completed an award-winning design of an expansion of the Vancouver International Airport in British Columbia. Due to our growing presence and project activity in the United States, we were awarded an assignment to provide design solutions for a renovation of the Sheraton New York Hotel and Towers in New York City.

Environment. Gross revenue for the Environment practice area grew by 17.7% from 2006 to 2007. Of the $26.5 million increase in gross revenue in 2007, $13.1 million was due to acquisitions, and $17.5 million was due to internal growth, offset by a foreign exchange impact of $4.1 million. The strength demonstrated by the Environment practice area in 2007 was primarily due to the strong economy in western Canada, the procurement of additional work in the public sector in eastern Canada, and development as a top-tier provider of environmental infrastructure expertise in certain areas of Canada and the United States, which gave us the ability to secure larger and more complex projects. For example, in 2007 we completed the design work for the Seymour-Capilano Water Filtration Plant in North Vancouver, British Columbia, which will be the largest greenfield water treatment facility in North America. The project has achieved LEED Gold certification. During the year, the practice area also continued to improve its operating effectiveness in the US East in terms of client selection, project management, and sales efficiency. Continuing concerns in the US West about the inadequacy of existing water supplies due to drought conditions, as well as legal and regulatory activities, translated into new projects in the areas of water supply master planning and water supply facility development, including groundwater, surface water, and recycled water systems.

Industrial. Gross revenue for the Industrial practice area grew by 46.6% from 2006 to 2007. Of the $44.2 million increase in gross revenue in 2007, $11.8 million was due to acquisitions, and $33.8 million was due to internal growth, offset by a foreign exchange impact of $1.4 million. The strong internal growth was primarily due to projects secured as a result of the strong economy in Canada, especially in western Canada. In 2007, the Industrial practice area continued to provide services for the development of facilities and infrastructure in support of major projects in British Columbia and Alberta. For example, we continued to work with an international pipeline company, providing engineering design services for major tank terminal facilities. We also secured an assignment to develop facilities and infrastructure for the Athabasca Upgrader in northern Alberta for Total E&P Canada Ltd. In addition, we were selected as one of six firms to complete various projects for the Department of National Defence across Canada over the next five years. Because of this selection, in Q4 07 we secured an assignment to complete the preliminary design and planning of the C-17 hanger at Canadian Forces Base Trenton in Ontario. The revenue from our bio/pharmaceuticals practice continued to grow in 2007 as we completed our work on the development of a world-class oral solid dosage manufacturing facility for Wyeth Pharmaceuticals in Puerto Rico.

Transportation. Gross revenue for the Transportation practice area grew by 35.0% from 2006 to 2007. Of the $37.1 million increase in gross revenue in 2007, $35.8 million was due to acquisitions, and $4.2 million was due to internal growth, offset by a foreign exchange impact of $2.9 million. Through acquisitions and internal growth, our Transportation practice area established a more significant presence in the US East in 2007. In particular, the acquisition of Vollmer in Q2 07 assisted our US East operations in securing new projects during the year. Partly fueled by public concern over infrastructure deficiencies, funding for transportation projects remained strong at all levels of government in 2007, which translated into contracts for our Company. For example, during the year, we secured assignments to provide system integration analysis and planning services for several light rail transit projects in the southern United States. Highlights for our Canadian operations in 2007 were the completion of the southeast leg of Anthony Henday Drive—Edmonton, Alberta’s ring road—and of improvements to the TransCanada Highway through the challenging terrain of Kicking Horse Canyon in British Columbia.

Urban Land. Gross revenue for the Urban Land practice area grew by 1.1% from 2006 to 2007. Of the $3.1 million increase in gross revenue in 2007, $31.2 million was due to acquisitions, offset by a foreign exchange impact of $8.0 million and a decline in revenue from internal growth of $20.1 million. In 2007, we offered urban land services primarily in three core regions—Alberta and Ontario in Canada and California in the United States—and these operations accounted for approximately 68.8% of our urban land business. In addition, we had a modest urban land presence in Arizona, Nevada, Utah, Colorado, North Carolina, and Georgia and a small presence in other Canadian

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

markets. Acquisitions in the US Northeast increased our presence in New England and the Tri-State (New York, New Jersey, and Connecticut) area, and the addition of Trico strengthened our presence in the southeastern United States and expanded our services further into the coastal areas of the Carolinas. Revenue for the Urban Land practice area in 2007 was impacted by a decline in housing starts in various parts of the United States, particularly California, offset by an increase in starts in Alberta, Canada. Although acquisitions in 2007 added employees to the practice area, certain of our urban land operations in the United States decreased their staff levels in reaction to the market conditions, resulting in less revenue generated from these operations in 2007 compared to 2006.

Gross Margin
For a definition of gross margin, refer to the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section below. Gross margin decreased to 55.7% in 2008 from 56.7% in 2007 and to 56.7% in 2007 from 57.0% in 2006. Our gross margin for 2008 fell within the anticipated range of 55 to 57% set out in our 2007 Financial Review. The decrease in our gross margin percentage from 2007 to 2008 was due to a decline in the gross margins for the Environment, Transportation, and Urban Land practice areas as further explained below. As well, in 2008 the Environment and Industrial practice areas grew at a greater rate than the other practice areas. This growth impacted our overall gross margin since the gross margins on environmental and industrial projects are generally lower than the gross margins on projects in other practice areas.

The decline in our gross margin percentage from 2006 to 2007 was partially due to an increase in the revenue earned by the Transportation practice area in the United States compared to Canada. Gross margins on transportation projects in the United States are typically lower than gross margins on transportation projects in Canada.

The following table summarizes our gross margin percentages by practice area for 2008, 2007, and 2006:

Practice Area Gross Margin	2008	2007	2006

Buildings	58.5%	57.7%	57.3%
Environment	55.9%	58.4%	58.1%
Industrial	51.6%	51.2%	50.4%
Transportation	53.5%	53.8%	55.7%
Urban Land	57.6%	58.5%	58.6%

Our gross margin percentages in 2008 compared to 2007 improved in the Buildings and Industrial practice areas and declined in the Environment, Transportation, and Urban Land practice areas due to the following:

•
In general, fluctuations in the gross margin reported from year to year depend on the mix of projects in progress during any year and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle.

•
In the Environment practice area, there was an increase in the percentage of projects with lower margins. The majority of these projects were added through acquisitions completed in 2008 and Q3 07 and mainly related to environmental remediation work. As well, there was a reduction in the gross margin percentage for this practice area due to integration activities during the year.

•	In the Transportation practice area, there was an increase in the revenue earned in the United States, where gross margins on transportation projects are typically lower than in Canada.

•	In the Urban Land practice area, there was a decrease in project fees because of competition in a declining market.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

Administrative and Marketing Expenses
Our administrative and marketing expenses increased $114.8 million from 2007 to 2008. As a percentage of net revenue, our administrative and marketing expenses were 41.3% in 2008 compared to 42.3% in 2007, slightly below our expected range of 41.5 to 43.5%. Administrative and marketing expenses may fluctuate from year to year because of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period, as well as by integration activities. In addition, administrative and marketing expenses as a percentage of net revenue declined from 2007 to 2008 due to staff focusing on more effectively managing our costs during the year.

Our administrative and marketing expenses increased $59.3 million from 2006 to 2007. As a percentage of net revenue, our administrative and marketing expenses were 42.3% in 2007 compared to 41.3% in 2006, slightly above our expected range of 40 to 42%. The increase was mainly due to integration activities during the year. In the months following the completion of an acquisition, there can be an increase in staff time charged to administration and marketing due to systems integration and the orientation and integration of newly acquired staff. In 2007, we integrated staff from the 11 acquisitions completed during the year. Administrative and marketing expenses were also affected by an increase in bad debt expense and in the accrual of performance and retention bonuses arising from acquisitions.

Depreciation of Property and Equipment
Depreciation of property and equipment as a percentage of net revenue was 2.2% in 2008, 2.3% in 2007, and 2.2% in 2006. The $6.4 million increase in depreciation from 2007 to 2008 and the $3.4 million increase in depreciation from 2006 to 2007 were primarily due to the addition of property and equipment from acquisitions made in the year.

Goodwill and Intangible Assets
Goodwill. During the third quarter, we conducted our annual goodwill impairment test. Goodwill impairment testing is a two-step process. In the first step, we compare the fair value of our reporting units, determined on a discounted after-tax cash flow basis, to their carrying value. If the carrying value of our reporting units exceeds their fair value, goodwill is potentially impaired and step two of the impairment test must be performed. In step two, we compare the estimated fair value of the goodwill of our reporting units to their carrying value. If it is concluded that an impairment to goodwill exists, a reduction in the carrying value of goodwill is recorded on the consolidated balance sheets and recognized as a non-cash charge to income.

Due to current fluctuations in the market and uncertainties arising from overall economic conditions, step one of our test indicated that an impairment to goodwill may exist since the fair value of our US reporting units fell below their carrying value. The step two impairment test was completed by determining the fair value of goodwill in the same manner as if we had acquired the reporting units as of the date of the annual assessment. We concluded that the carrying value of the goodwill associated with the reporting units exceeded the fair value of the goodwill of the reporting units, and we recorded a $53.0 million impairment charge. The goodwill impairment charge is non-cash in nature and does not affect our liquidity, cash flows from operating activities, or debt covenants and will not have an impact on future operations.

Intangible assets. During the third quarter, we also conducted our annual impairment test of intangible assets to determine if the carrying amount of these assets is fully recoverable. The determination of recoverability is based on an estimate of undiscounted cash flow, and the measurement of impairment loss is based on the amount that the carrying value of an intangible asset exceeds its fair value. As part of the impairment test, we updated our future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of assets. Based on the results of this review, we concluded that intangible assets relating to certain client relationships were not fully recoverable and therefore recorded a non-cash $5.4 million impairment charge to income. The impairment primarily reflected the financial distress experienced by specific clients in relation to client relationships acquired in The Keith Companies, Inc. (Keith) acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally one and a half years. Consequently, the impact of the amortization of contract backlog can be significant in the two to six quarters following an acquisition. As at December 31, 2008, $2.7 million of the $46.0 million in intangible assets related to backlog.

The following table summarizes the amortization of identifiable intangible assets:

Intangibles
(In thousands of Canadian dollars)	2008	2007	2006

Amortization of client relationships	4,193	2,384	2,401
Amortization of backlog	6,211	974	3,508
Other	275	344	223

Total amortization of intangible assets	10,679	3,702	6,132

The $7.0 million increase between 2007 and 2008 was mainly due to the amortization of the backlog balances of Vollmer Associates LLP, the Neill and Gunter companies, Secor, and McIntosh. During 2008, $22.3 million in intangible assets was acquired mainly from the RHL, Secor, and McIntosh acquisitions and from the finalization of the valuation of intangibles acquired from the Neill and Gunter companies acquisition in 2007.

The $2.4 million decrease between 2006 and 2007 was primarily due to the backlog balances of Keen Engineering Co. Ltd. (Keen) and CPV Group Architects & Engineers Ltd. (CPV) being fully amortized at the end of 2006 and to the backlog balances of Keith being fully amortized at the beginning of Q2 07.

Net Interest Expense
The $5.9 million increase in net interest expense in 2008 compared to 2007 was a result of having more long-term debt throughout 2008 compared to 2007, offset by lower interest rates over the same period. At December 31, 2007, we had used $52.1 million of our credit facility, and at December 31, 2008, we had used $192.5 million. Depending on the form under which the credit facility is accessed and certain financial covenant calculations, rates of interest may vary among Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates plus 65, 85, or 125 basis points. We minimize our exposure to floating rates of interest on our revolving credit facility, when appropriate, by entering into interest rate swap agreements. During the third quarter of 2008, we entered into an interest rate swap agreement that has the effect of converting the variable interest obligation associated with US$100 million of our credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread, until September 3, 2010. The fair value of the interest rate swap, estimated using market rates as at December 31, 2008, is a loss of $3.0 million, net of tax. Since we designated the interest rate swap as a cash flow hedge against US$100 million of our credit facility and the hedge met the accounting criteria for effectiveness during the year, we recorded the $3.0 million loss in fair value in other comprehensive income. As at December 31, 2008, $131,544,000 of our bank loan was payable in US funds (US$108,000,000), and $61,000,000 was payable in Canadian funds.

Taking the effect of the interest rate swap into consideration, our average interest rate was 3.36% at December 31, 2008, compared to 5.51% at December 31, 2007. We estimate that, based on our loan balance at December 31, 2008, a 0.5% increase in interest rates, with all other variables held constant, would decrease our net income by approximately $247,000 for the year and decrease our basic earnings per share by less than $0.01 for the year. A 0.5% decrease in interest rates would have an equal and opposite impact on our net income and basic earnings per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

The $298,000 decrease in net interest expense in 2007 compared to 2006 was a result of having less long-term debt throughout the second, third, and most of the fourth quarter of 2007 than in 2006, offset by higher interest rates in the first three quarters of 2007 compared to the same period in 2006. Near the end of the fourth quarter of 2007, our long-term debt position exceeded our 2006 position since we accessed our revolving credit facility to finance acquisitions. At December 31, 2006, we had used $8.2 million of our credit facility, and at December 31, 2007, we had used $52.1 million. Our average interest rate was 5.51% at December 31, 2007, compared to 6.0% at December 31, 2006.

Foreign Exchange Gains
We reported a foreign exchange gain of $2.0 million in 2008 compared to $2.5 million in 2007 and $0.1 million in 2006. These foreign exchange gains arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars.

As at December 31, 2008, we had entered into foreign currency forward contracts that provided for the purchase of US$74.0 million at rates between 1.1932 and 1.2198 per US dollar maturing in January 2009. With the fluctuation of the Canadian dollar near the end of 2008, the fair value of these contracts, estimated using market rates at December 31, 2008, resulted in an unrealized gain of $1.6 million.

The foreign exchange gains reported from 2006 to 2007 arose on transactions related to the financing of acquisitions. By entering into these transactions, there was a period in 2006 and 2007 when our US-dollar-denominated liabilities exceeded our US-dollar-denominated assets while the Canadian dollar strengthened, resulting in exchange gains.

Income Taxes
Our effective income tax rate for 2008 was 55.0% compared to 30.1% for 2007 and 32.7% for 2006. The increase in 2008 was due to the $53.0 million non-deductible charge to income for the goodwill impairment recorded in the year. Without the impact of this charge, our effective income tax rate for 2008 would be 30.2%. This effective income tax rate is within the expected range of 29 and 31% set out in our 2007 Financial Review. We review our estimated income tax rate quarterly and adjust it based on changes in statutory rates in the jurisdictions in which we operate as well as our estimated earnings in each of these jurisdictions. The 30.2% effective income tax rate was above the 30.1% for 2007 due to the relative amount of income earned in our higher tax rate jurisdictions.

Our effective income tax rate for 2007 was 30.1% compared to 32.7% for 2006. This decrease in the effective income tax rate was due to the statutory rate reductions introduced in the fall of 2007 as well as the relative amount of income earned in our lower tax rate jurisdictions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

Fourth Quarter Results and Quarterly Trends

The following is a summary of our quarterly operating results for the last two fiscal years:

Quarterly Operating Results
(In millions of Canadian dollars, except per share amounts)
	2008				2007
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Gross revenue	369.3	347.6	343.3	291.8	258.3	235.3	244.7	216.3
Net revenue	297.0	289.2	289.0	254.9	215.9	207.0	215.7	192.3
Net income (loss)	20.0	(30.0)	22.1	16.9	19.0	17.4	17.5	15.4
EPS – basic	0.44	(0.66)	0.48	0.37	0.42	0.38	0.38	0.34
EPS – diluted	0.44	(0.66)	0.48	0.37	0.41	0.38	0.38	0.33
The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

The following items impact the comparability of our quarterly results:

	Q4 08 vs. Q4 07	Q3 08 vs. Q3 07	Q2 08 vs. Q2 07	Q1 08 vs. Q1 07
(In millions of Canadian dollars)		Restated *	Restated *	Restated *

Increase (decrease) in gross revenue due to:
Acquisition growth	102.0	111.9	96.5	93.7
Internal growth	(12.5)	1.1	11.3	(4.3)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	21.5	(0.7)	(9.2)	(13.9)

Total net increase in gross revenue	111.0	112.3	98.6	75.5
* Q1 08 to Q3 08 figures were restated to reclassify gross revenue from acquired joint ventures from internal growth to acquisition growth.

Fourth Quarter Results
As indicated in the tables above, during Q4 08, our gross revenue increased by $111.0 million, or 43.0%, to $369.3 million compared to $258.3 million for the same period in 2007. Approximately $102.0 million of this increase resulted from acquisitions completed in 2007 and 2008 and a foreign exchange impact of $21.5 million—due to the weakening of the Canadian dollar during Q4 08—offset by a decline in internal growth of $12.5 million.

The following table summarizes our key operating results for Q4 08 on a percentage of net revenue basis and the percentage increase in the dollar amount of these results compared to the same period last year:

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

					% Increase
	Quarter Ended December 31		% of Net Revenue		(Decrease)*
	2008	2007	2008	2007	2008 vs.
(In millions of Canadian dollars)					2007

Gross revenue	369.3	258.3	124.3%	119.6%	43.0%
Net revenue	297.0	215.9	100.0%	100.0%	37.6%
Direct payroll costs	131.6	91.7	44.3%	42.5%	43.5%
Gross margin	165.4	124.2	55.7%	57.5%	33.2%
Administrative and marketing expenses	127.6	93.8	43.0%	43.5%	36.0%
Depreciation of property and equipment	6.8	6.0	2.3%	2.7%	13.3%
Amortization of intangible assets	2.6	1.1	0.9%	0.5%	136.4%
Net interest expense	2.1	0.9	0.7%	0.4%	133.3%
Share of income from associated companies	(0.3)	(0.1)	(0.1%)	(0.1%)	200.0%
Foreign exchange (gains) losses	(2.5)	(1.2)	(0.9%)	(0.5%)	108.3%
Other income	(0.3)	(0.3)	(0.1%)	(0.1%)	0.0%
Income before income taxes	29.4	24.0	9.9%	11.1%	22.5%
Income taxes	9.4	5.0	3.2%	2.3%	88.0%
Net income for the period	20.0	19.0	6.7%	8.8%	5.3%
* % increase (decrease) calculated based on the dollar change from the comparable period

Net income during Q4 08 increased by $1.0 million, or 5.3%, from the same period in 2007. Diluted earnings per share in Q4 08 increased by $0.03, or 7.3%, compared to the same period in Q4 07.

Net income during Q4 08 was positively impacted by the growth in gross revenue, as further described below, but negatively impacted by a reduction in gross margin as a percentage of net revenue. Our gross margin percentage was 55.7% in Q4 08 compared to 57.5% in Q4 07. This reduction quarter over quarter was mainly due to a decline in the gross margin of our Urban Land practice area. This decline was due to decreased project fees resulting from competition in a declining market. As well, because of the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle, there will continue to be fluctuations in our gross margin percentage from period to period depending on the mix of projects during any quarter.

Net income in Q4 08 compared to Q4 07 was positively impacted by a reduction in our administrative and marketing expenses as a percentage of net revenue from 43.5% to 43.0% quarter over quarter. This decrease was mainly due to a reduction in staff time charged to marketing and administration. Staff time charged to marketing and administrative labor may fluctuate from quarter to quarter because it is influenced by the mix of projects in progress and being pursued during the period, as well as by integration activities. In 2007, we integrated staff from 11 acquisitions completed in the year compared to 5 acquisitions completed in 2008. Staff from acquired companies are required to learn new practices and processes and understand new systems, and such a learning curve can result in decreased productivity until the learning is complete.

Net income in Q4 08 compared to Q4 07 was negatively impacted by a $1.5 million increase in the amortization of intangibles and a $1.2 million increase in interest expense. The amortization of intangible assets increased in Q4 08 compared to Q4 07 mainly due to the amortization of the backlog balances acquired from the Neill and Gunter companies, Secor, and McIntosh acquisitions. Interest expense increased in Q4 08 compared to Q4 07 because we had more long-term debt throughout Q4 08 compared to Q4 07, offset by lower interest rates over the same period. At December 31, 2007, we had used $52.1 million of our credit facility, and at December 31, 2008, we had used $192.5 million.

Net income in Q4 08 compared to Q4 07 was positively impacted by an increase in foreign exchange gains from $1.2 million to $2.5 million as explained in the Foreign Exchange Gains section above.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

Our income tax expense was $4.4 million greater in Q4 08 compared to Q4 07 because our income tax expense in Q4 07 was positively impacted by the recovery of previously recognized expense on Quebec Bill 15 and by the reduction in the carrying value of our future taxes due to reduced statutory income tax rates in certain of the jurisdictions in which we operate.

The following table summarizes the change in gross revenue by practice area in the fourth quarter of 2008 compared to the same period in 2007.

Practice Area Gross Revenue			Quarter Ended December 31
				Change Due	Change Due	Change Due
			Total	to	to Internal	to Foreign
(In millions of Canadian dollars)	2008	2007	Change	Acquisitions	Growth	Exchange

Buildings	75.6	60.5	15.1	3.4	9.0	2.7
Environment	115.9	44.2	71.7	65.9	2.0	3.8
Industrial	69.4	45.3	24.1	23.3	(2.2)	3.0
Transportation	49.2	40.2	9.0	2.5	1.3	5.2
Urban Land	59.2	68.1	(8.9)	6.9	(22.6)	6.8

Total Consulting Services	369.3	258.3	111.0	102.0	(12.5)	21.5

The $12.5 million decline in revenue from internal growth was impacted by the Q4 08 results of the Urban Land and Industrial practice areas. Revenue for the Urban Land practice area was impacted by a decline in housing starts in various parts of the United States, particularly California, and, to a lesser degree, in Canada. Single-family housing starts in the United States declined significantly in 2008. In response to these market conditions, our Urban Land group in the United States reduced its staff levels in 2008 to match the work available. Revenue for the Industrial practice area was impacted by the decline in oil and commodity prices in Q4 08, which caused certain projects to be canceled or delayed.

Quarterly Trends
During Q1 08, our gross revenue increased by $75.5 million, or 34.9%, to $291.8 million compared to $216.3 million for the same period in 2007. Approximately $93.7 million of this increase resulted from acquisitions completed in 2007 and 2008, offset by a $4.3 million decline in internal growth and a $13.9 million foreign exchange impact due to the stronger Canadian dollar in Q1 08 compared to Q1 07. Net income increased by $1.5 million, or 9.7%, in Q1 08 compared to the same period in 2007, and diluted earnings per share increased by $0.04, or 12.1%, compared to Q1 07. Net income did not increase in line with net revenue mainly due to a greater portion of gross revenue growth from acquisitions in Q1 08 compared to Q1 07 resulting in integration activities, which translated into slower growth in the bottom line. As well, our gross margin declined from 56.8% in Q1 07 to 55.0% in Q1 08 due to the mix of projects in progress during the quarter, reduced realized billing rates, and increased costs to execute work. Compared to Q1 07, our Q1 08 results were negatively impacted by a $1.7 million increase in the amortization of intangible assets and by a $1.6 million increase in interest expense.

During Q2 08, our gross revenue increased by $98.6 million, or 40.3%, to $343.3 million compared to $244.7 million for the same period in 2007. Approximately $96.5 million of this increase resulted from acquisitions completed in 2007 and 2008 and $11.3 million in internal growth, offset by a $9.2 million foreign exchange impact due to the stronger Canadian dollar in Q2 08 compared to Q2 07. Net income increased by $4.6 million, or 26.3%, in Q2 08 compared to the same period in 2007, and diluted earnings per share increased by $0.10, or 26.3%, compared to the same period in 2007. Compared to Q2 07, our Q2 08 net income was positively impacted by a reduction in our administrative and marketing expenses as a percentage of net revenue from 42.0% to 40.8%. Our Q2 08 results were negatively impacted by a decline in gross margin from 56.1% to 55.9%, an increase in the amortization of intangibles of $1.7 million, and an increase in interest expense of $1.6 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

During Q3 08, our gross revenue increased by $112.3 million, or 47.7%, to $347.6 million compared to $235.3 million for the same period in 2007. Approximately $111.9 million of this increase resulted from acquisitions completed in 2007 and 2008 and $1.1 million in internal growth, offset by a $0.7 million foreign exchange impact due to the stronger Canadian dollar in Q3 08 compared to Q3 07. Net income decreased by $47.4 million in Q3 08 compared to the same period in 2007, and diluted earnings per share decreased by $1.04 compared to the same period last year. During the quarter, net income and earnings per share were negatively impacted by a $53.0 million impairment of goodwill and a $5.4 million impairment of intangible assets. These non-cash charges decreased our diluted earnings per share by $1.21. Without the negative impact of the goodwill and intangible asset impairment charges, our net income for Q3 08 would have been $25.1 million, with diluted earnings per share of $0.55. Our Q3 08 results were positively impacted by a reduction of our administrative and marketing expenses as a percentage of net revenue from 41.1% to 39.2%. Our Q3 08 results were negatively impacted by a decline in gross margin from 56.2% to 56.0%, an increase in the amortization of intangibles of $2.1 million, and an increase in interest expense of $1.5 million.

Liquidity and Capital Resources

The following table represents summarized working capital information as at December 31, 2008, compared to December 31, 2007:

(In millions of Canadian dollars, except ratio)	Dec 31, 2008	Dec 31, 2007	Change

Current assets	480.7	323.2	157.5
Current liabilities	(300.0)	(232.7)	(67.3)
Working capital (note 1)	180.7	90.5	90.2
Current ratio	1.60	1.39	n/a
note 1: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both terms are further discussed in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this report.

Our cash flows from operating, investing, and financing activities, as reflected in our consolidated statements of cash flows, are summarized in the following table:

(In millions of Canadian dollars)	2008	2007	2006	$ Change 2008 vs. 2007	$ Change 2007 vs. 2006

Cash flows from operating activities	160.0	87.5	93.4	72.5	(5.9)
Cash flows used in investing activities	(127.7)	(135.2)	(15.6)	7.5	(119.6)
Cash flows from (used in) financing activities	53.8	33.9	(77.4)	19.9	111.3

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $300 million credit facility, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment, and repaying long-term debt.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model reduces the impact of changing market conditions on our operating cash flows. As well, we regularly monitor our short-term backlog and are able to manage our staff levels to the work available. We do not anticipate any immediate need to access additional capital; however, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce the utilized level on our credit facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS
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STANTEC INC.

We continue to manage according to our internal guideline of maintaining a debt to equity ratio of less than 0.5 to 1. Our debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash held in escrow, divided by (2) shareholders’ equity. At December 31, 2008, our net debt to equity ratio was 0.26 to 1. There may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level above the target for a period of time. For example, taking into account the consideration paid for the Jacques Whitford acquisition completed on January 2, 2009, with all other variables held constant, our debt to equity ratio would be 0.52. We believe that with the expected cash flows from operations in 2009 we will reduce our debt to equity ratio to below 0.5.

We have not invested in any asset-backed commercial paper (ABCP) and, therefore, do not consider ourselves to be directly exposed to current uncertainties in the ABCP marketplace. We continue to limit our exposure to credit risk by placing our cash and cash equivalents in, and entering into derivative agreements with, high-quality credit institutions. Our investment held for self-insured liabilities includes bonds and equities, and the risk associated with these bonds and equities is mitigated to some extent by the overall quality and mix of our investment portfolio.

Working Capital
Our working capital at the end of 2008 was $180.7 million compared to $90.5 million in 2007. Current assets increased by $157.5 million, and current liabilities increased by $67.3 million. The increase in current assets was mainly due to an $89.8 million increase in cash and cash equivalents and a $61.1 million increase in accounts receivable and in costs and estimated earnings in excess of billings, partially offset by a $6.9 million decrease in other assets. These increases resulted from internal growth and growth from acquisitions during the year. As well, cash and cash equivalents increased from 2007 since, at the end of December 2008, we borrowed from our long-term debt and held cash and cash equivalents of $64 million to facilitate the purchase of Jacques Whitford. The cash was paid to the vendors on the completion of the transaction on January 2, 2009.

The $67.3 million increase in current liabilities from 2007 to 2008 was mainly due to a $43.2 million increase in accounts payable and accrued liabilities. This increase was the result of internal growth and growth from acquisitions during the year. As well, the current portion of long-term debt increased by $12.5 million due to promissory notes used to finance various acquisitions coming due in 2009.

In 2008, our current ratio was higher than in 2007 mainly due to having additional cash and cash equivalents in 2008 as explained above.

Cash Flows From Operating Activities
Our cash flows from operating activities increased by $72.5 million in 2008 from 2007 and decreased by $5.9 million in 2007 from 2006. The increase in 2008 was due to a net increase of $93.0 million in cash receipts from clients less cash paid to suppliers and employees. In 2008, cash receipts from clients less cash paid to suppliers and employees were high due to the additional revenue generated by acquisitions completed in the second half of 2007 and in 2008. The successful integration of these acquisitions resulted in a reduction in our combined investment in accounts receivable and costs and estimated earnings in excess of billings from 94 days of revenue at the end of 2007 to 83 days at the end of 2008.

Our cash flows from operating activities in 2008 were impacted by a $13.2 million increase in net income tax paid in 2008 compared to 2007. In addition, interest paid increased by $2.3 million because we had more long-term debt throughout 2008 than in 2007. Interest received decreased by $4.6 million due to having less cash and cash equivalents throughout 2008.

Our cash flows from operating activities decreased by $5.9 million in 2007 from 2006 due to a net decrease of $13.2 million in cash receipts from clients less cash paid to suppliers and employees In 2006, cash receipts from clients less cash paid to suppliers and employees were high due to the impact and timing of acquisitions completed in the second half of 2005. The successful integration of these acquisitions in the

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

second half of 2005 resulted in a reduction in our combined investment in accounts receivable and costs and estimated earnings in excess of billings from 101 days of revenue at the end of 2005 to 92 days at the end of 2006.

Cash Flows Used In Investing Activities
Cash flows used in investing activities decreased by $7.5 million from 2007 to 2008 and increased by $119.6 million from 2006 to 2007. In 2008, we used $92.1 million to finance the 5 acquisitions completed during the year versus using $105.4 million in 2007 to finance 11 acquisitions and using $12.2 million in 2006 to finance 3 acquisitions. In addition, US$6.6 million was placed in an escrow account in the second quarter of 2008. This account was partially settled in January and February of 2009 pursuant to the outcome of purchase price adjustment clauses included in the Zande and Secor purchase agreements.

Our investment activities in 2008 compared to 2007 also included an $8.3 million increase in purchases of property and equipment. One factor that contributed to this increase was the $8.0 million spent on improvements made to our Markham and Toronto, Ontario, offices to accommodate office consolidations and to our Edmonton, Alberta, office to accommodate growth. Our investment activities in 2007 compared to 2006 increased due to the use of $8.1 million for improvements made to our Toronto, Ontario; Markham, Ontario; Vancouver, British Columbia; and Edmonton, Alberta, offices.

As a professional services organization, we are not capital intensive. In the past, we have made capital expenditures primarily for property and equipment including such items as leasehold improvements, computer equipment and business information systems software, furniture, and other office and field equipment. Our cash outflows for property and equipment were $35.6 million, $27.3 million, and $18.9 million in 2008, 2007, and 2006, respectively. Our capital expenditures during 2008 were financed by cash flows from operations. We expect our total capital expenditures in 2009 to be in the range of $25 to $28 million, excluding capital acquired from acquisitions.

Cash Flows From (Used In) Financing Activities
Our cash flows from financing activities increased by $19.9 million from 2007 to 2008 and by $111.3 million from 2006 to 2007. In 2008, we generated sufficient cash from our operations to reduce the amount outstanding on our long-term debt by $164.6 million and to repay $1.8 million of our acquired debt. However, during the year, we also accessed our credit facility for acquisition purposes. As at December 31, 2008, $104.9 million of our $300 million credit facility was available for future use. As well, we used $8.9 million to repurchase shares under our normal course issuer bid in 2008. The above use of cash was offset by $1.2 million generated from options exercised during the year.

In 2007, we generated sufficient cash from our operations to reduce the amount outstanding on our long-term debt by $78.5 million and repay $6.3 million of our acquired debt. At December 31, 2007, $106.5 million of our credit facility was available for future use. As well, we used $0.3 million to repurchase shares under our normal course issuer bid in 2007. The above use of cash was offset by $1.9 million generated from options exercised during the year.

Our credit facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed and certain financial covenant calculations, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates plus 65, 85, or 125 basis points. During the year, we were successful in reaching an agreement with our lenders to increase our revolving credit facility from $160 million to $300 million and to extend the maturity date to August 31, 2011. We are subject to financial and operating covenants related to our credit facility. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of the debt obligation. We were in compliance with these covenants as at and throughout the year ended December 31, 2008.

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December 31, 2008
STANTEC INC.

Shareholders’ Equity
Our shareholders’ equity increased by $96.3 million in 2008 and by $31.8 million in 2007. The following table summarizes the reasons for these increases:

(In millions of Canadian dollars)	2008	2007

Beginning shareholders’ equity (before change in accounting policy)	442.7	410.9
Change in accounting policy	0	0.5

Beginning shareholders’ equity	442.7	411.4

Net income for the year	29.0	69.3
Currency translation adjustments	76.9	(45.7)
Unrealized (loss) gain on financial assets	(3.6)	1.2
Unrealized loss on cash flow hedge	(3.0)	-
Shares issued on acquisition	-	3.4
Recognition of fair value of stock-based compensation	5.0	2.1
Share options exercised for cash	1.2	1.9
Shares repurchased under normal course issuer bid	(8.9)	(0.3)
Other	(0.3)	(0.6)

Total change	96.3	31.3

Ending shareholders’ equity	539.0	442.7

Effective January 1, 2007, we adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, “Financial Instruments—Recognition and Measurement”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity.” By adopting these standards, we recorded investments held for self-insured liabilities at fair value on January 1, 2007. In accordance with transitional provisions, we increased other assets by approximately $493,000, opening shareholders’ equity by approximately $481,000 (after-tax), and future income tax liabilities by $12,000.

The change arising on the translation of our US-based subsidiaries in 2008 was a $76.9 million gain compared to a $45.7 million loss in 2007. The change in 2008 was due to the weakening of the Canadian dollar—from US$1.01 to US$0.82—during the year. In 2007, the Canadian dollar strengthened from US$0.86 to US$1.01 at the end of the year.

In 2008, we minimized our exposure to floating rates of interest until September 3, 2010, on US$100 million of our revolving credit facility by entering into an interest rate swap agreement as described in the Net Interest Expense section above. The fair value of the interest rate swap, estimated using market rates as at December 31, 2008, was a loss of $3.0 million, net of tax. Since we designated the interest rate swap as a cash flow hedge against US$100 million of our credit facility and the hedge met the accounting criteria for effectiveness during the year, we recorded the $3.0 million loss in fair value in other comprehensive income. In 2007, we did not enter into any interest rate swaps.

We hold investments for self-insured liabilities consisting of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value with the unrecognized gain or loss recorded in other comprehensive income. The change in the fair value of these investments was a $3.6 million loss in 2008 and a $1.2 million gain in 2007.

In 2008, under our share option plan and as part of our incentive program, our Board of Directors granted 480,000 stock options to various officers and employees of the Company (467,500 options were granted in 2007). These options vest equally over a three-year period and have a contractual life of seven years from the grant date.

Our normal course issuer bid on the TSX was renewed in 2008 and allows us to repurchase up to 2,283,272 of our common shares. We continue to believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, outstanding common shares are an attractive, appropriate, and desirable use of available Company funds. In 2008, we purchased

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

351,400 common shares at an average price of $25.37 per share for an aggregate price of $8.9 million. In 2007, we purchased 9,200 common shares at an average price of $31.94 per share for an aggregate price of $0.3 million.

In 2008, we did not issue any shares as consideration for an acquisition. In October 2007, we issued 96,925 of our common shares as part of the consideration for the purchase of the Neill and Gunter companies. The $3.4 million in consideration was based on the average of the closing price of our common shares on the TSX for five trading days around the acquisition date.

Other

Outstanding Share Data
As at December 31, 2008, there were 45,448,123 common shares and 2,061,828 share options outstanding. During the period of December 31, 2008, to February 25, 2009, no shares were repurchased under our normal course issuer bid, 10,000 share options were exercised, 4,167 share options were forfeited, and 833 share options were cancelled. As at February 25, 2009, there were 45,458,123 common shares and 2,046,828 share options outstanding.

Contractual Obligations
As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, other liabilities, and operating lease commitments as of December 31, 2008:

Contractual Obligations		Payment Due by Period
		Less than 1			After 5
(In millions of Canadian dollars)	Total	Year	1–3 Years	4–5 Years	Years

Long-term debt	249.2	34.1	214.9	-	0.2
Interest on debt	20.2	8.4	11.8	-	-
Operating lease commitments	329.6	64.1	102.0	71.3	92.2
Purchase and Service Obligations	6.6	2.8	3.4	0.4	-
Other liabilities	3.4	0.7	0.4	0.1	2.2

Total contractual obligations	609.0	110.1	332.5	71.8	94.6

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows From Financing Activities section. Our operating lease commitments include obligations under office space rental agreements. Failure to meet the terms of these lease agreements may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement. Our other liabilities primarily include amounts payable under our deferred share unit plan.

Off-Balance Sheet Arrangements
As of December 31, 2008, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $2.6 million that expire at various dates before October 2010. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. As well, we have a US$4 million surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at December 31, 2008, $243,000 in bonds were issued under this agreement.

In the normal course of business, we also provide indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. In addition, we indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to

MANAGEMENT’S DISCUSSION AND ANALYSIS
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the Company to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnification agreements will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Financial Instruments and Market Risk
Fair value. As at December 31, 2008, we value and record our financial instruments as follows:

•	Cash and cash equivalents and cash held in escrow are recorded at fair value, with realized and unrealized gains and losses reported in income.

•	Accounts receivable are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with realized gains and losses reported in income.

•
Investments held for self-insured liabilities are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at which time the realized gains and losses are recognized in income.

•
Accounts payable and accrued liabilities and long-term debt are initially recorded at fair value and subsequently recorded at amortized cost using the effective interest rate method, with realized gains and losses reported in income.

•
Derivatives are accounted for at fair value, with realized and unrealized gains and losses reported in income unless the derivative qualifies and is designated as an effective hedge, in which case, unrealized gains and losses are recorded in other comprehensive income. As at December 31, 2008, we hold derivative financial instruments in the form of foreign exchange forward contracts and an interest rate swap agreement that we designated as a hedge.

The fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. The fair values of cash and cash equivalents, cash held in escrow, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amount of bank loans approximates their fair value because the applicable interest rate is based on variable reference rates.

Market risk. We are exposed to various market factors that can affect our performance, primarily with respect to currency and interest rates.

Currency. Our exchange rate risk results primarily from the following three factors:

•
A significant portion of our revenue and expenses is generated or incurred in US dollars; therefore, we are exposed to fluctuations in exchange rates. To the extent that US-dollar revenues are greater than US-dollar expenses in a strengthening US-dollar environment, we expect to see a positive impact on our income from operations. Conversely, to the extent that US-dollar revenues are greater than US-dollar expenses in a weakening US-dollar environment, we expect to see a negative impact. This exchange rate risk primarily reflects, on an annual basis, the impact of fluctuating exchange rates on the net difference between total US-dollar professional revenue and US-dollar expenses. Other exchange rate risk arises from the revenue and expenses generated or incurred by subsidiaries located outside Canada and the United States. Our income from operations will be impacted by exchange rate fluctuations used in translating these revenues and expenses.

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December 31, 2008
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•
Foreign exchange fluctuations may also arise on the translation of the balance sheet of (net investment in) our US-based subsidiaries and are recorded as currency translation adjustments in other comprehensive income. We do not hedge for this foreign exchange risk.

•
Foreign exchange gains or losses arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in our Canadian operations and non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars.

Interest Rate. Changes in interest rates also present a risk to our performance. Our credit facility carries a floating rate of interest. As well, we are subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds. In 2008, we minimized our exposure to floating rates of interest by entering into an interest rate swap agreement as explained in the net interest expense section above. We estimate that, based on our loan balance at December 31, 2008, a 0.5% increase in interest rates, with all other variables held constant, would impact our basic earnings per share by less than $0.01 for the year.

Related-Party Transactions
We have not entered into any related-party transactions as defined in Section 3840 of the CICA Handbook.

OUTLOOK

The following table summarizes our expectations for the coming year:

Measure	Expected Range
Debt to equity ratio (note 1)	At or below 0.5 to 1
Return on equity (note 2)	At or above 14%
Net income as % of net revenue	At or above 6%
Gross margin as % of net revenue	Between 54 and 56%
Administrative and marketing expenses as % of net revenue	Between 41 and 43.5%
Effective income tax rate	Between 29 and 31%
note 1: Debt to equity ratio is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash held in escrow, divided by (2) shareholders’ equity.
note 2: Return on equity is calculated as net income for the year divided by average shareholders’ equity over each of the last four quarters.

We have revised our target for gross margin as a percentage of net revenue from between 55 an 57% in 2008 to between 54 and 56% in 2009. We expect a decline in our gross margin percentage compared to 2008 since we anticipate greater revenue to be generated from practice areas in which gross margins are typically lower than in other practice areas. As well, due to the economic slowdown in North America, which is expected to continue in 2009, we believe that competition may reduce our contract prices and profit margins, especially in our Urban Land practice area. Overall, fluctuations in our actual performance occur due to the particular client and project mix achieved as well as the number of acquisitions completed in a year. Some targets, such as debt to equity ratio, could be impacted and potentially exceeded by completing an opportune larger acquisition that increases our debt level above our target for a period of time.

The infrastructure and facilities market in North America, our principal area of operation, is large and is estimated to generate approximately US$80 billion in revenue for our addressable market. The North American market is also diverse, consisting of many technical disciplines, practice areas, client types, and industries in both the private and public sectors. Overall, we expect the outlook for professional services in our key markets and practice areas to remain stable or decline in 2009, with opportunities arising from announced government stimulus packages in

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

Canada and the United States and potential funding through P3s. We base this expectation on a variety of factors, including the material factors described below.

Canada
The outlook for Canada in 2009 is a moderate slowdown. According to the Conference Board of Canada, the Canadian real gross domestic product (GDP) is expected to decline by 0.5% in 2009. The following factors are evidence for our Canadian outlook for 2009 in areas that directly impact infrastructure spending:

•
Challenging financial conditions in the United States are creating uncertainty on a global scale. Canada’s domestic economy might continue to feel the effects of tight credit conditions and declining business and consumer confidence.

•	Weaker commodity prices have led to significant downward revisions to the Conference Board of Canada’s near-term economic outlook.

•
According to the CMHC, the rising house prices of previous years will moderate single detached housing starts, where activity is forecasted to dip below the 100,000 mark. Single detached housing starts are expected to decrease an additional 11.3% to 83,600 in 2009, coming off 10-year highs.

•
The Canadian federal budget announced on January 27, 2009, added $12 billion in additional infrastructure stimulus over two years to the $33 billion Building Canada Plan. This funding will include $1 billion for a Green Infrastructure Fund focused on “sustainable energy” infrastructure, such as modern transmission lines, and up to $2 billion over the next two years for the repair, retrofit, and expansion of facilities at universities and colleges.

•	P3s will continue to be a means of funding projects, even with tightening credit conditions persisting through 2009.

•
Governments and the public continue to be conscious of environmental issues as well as sustainable design and development. This awareness includes, for instance, an increased interest in the development of buildings and facilities that require less energy for operation and have a reduced ecological impact, as well as improvements to water, water distribution, and water treatment infrastructure.

United States
The outlook for the United States for 2009 is a continued decline. A lengthy contraction in household spending is expected to keep the United States in a recession during the year. The Congressional Budget Office anticipates, in its Budget and Economic Outlook, that the US GDP will decrease by 2.2% in 2009. The following factors support our outlook for the year:

•
The housing market is forecasted to continue to decline in 2009, with seasonally adjusted annual rates of single-family housing starts expected to bottom out at 461,000 units before recovering in 2010. Since 2007, we have been generating a lower percentage of our revenue from the urban land market, and our Urban Land practice area is continuing to manage its staffing levels to the amount of work available.

•
Despite the unfavorable outlook for the United States in 2009, in February the US federal government passed the $787.2 billion American Recovery and Reinvestment Act of 2009, which will invest heavily in infrastructure. It is expected to not only address the immediate economic downturn but also position the United States for long-term, sustained growth. We believe that projects funded by this stimulus package will help us maintain our level of backlog and replace projects that were curtailed because of difficult economic conditions.

Our Overall Outlook
Going into 2009, we believe that our overall outlook is stable, particularly in regions where we are a top-tier service provider. We also believe that we are well positioned to maintain our business throughout the economic downturn in

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STANTEC INC.

North America because of the diversity of our operations as well as our mixture of private and public projects, which give us the flexibility to timely adapt to changing market conditions.

We established outlooks for each of our practice areas for 2009 in the Results section of this Management’s Discussion and Analysis. All outlooks for 2009 are generally stable except for a moderate decline in the Industrial practice area and an expected further decline in the Urban Land practice area in 2009. In establishing the outlook for our Buildings practice area, we assumed that we are well positioned to secure projects from P3 clients and from the US stimulus package that are aimed at improving energy efficiencies in buildings. As well, we assumed the enhancement of our architecture presence in the United States. In establishing the outlook for our Environment practice area, we considered the expanded and enhanced capabilities we gained with the addition of Jacques Whitford on January 2, 2009, our high backlog level and ability to attract larger and long-term projects, and our ability to secure work on design-build projects because of our presence in many locations and our many client relationships. In establishing the outlook for our Industrial practice area, we assumed a negative impact from the decline and future fluctuation in commodity and oil prices as well as a positive impact from opportunities in the power transmission and distribution sectors, renewable and sustainable energy initiatives, and life sciences industries. In establishing the outlook for our Transportation practice area, we assumed that the introduction of the US stimulus package will likely prevent the deferral of certain projects and possibly accelerate some previously deferred construction-ready projects. In establishing the outlook for the Urban Land practice area, we assumed a continued decline in single-family housing starts in the United States and a decline in single detached housing starts in Canada as forecasted by the NAHB and CMHC.

We target to achieve a long-term average annual compound growth rate for gross revenue of 15%—a target we have realized since our initial public offering in 1994. Continued growth allows us to enhance the depth of our expertise and broaden our service offerings, provide expanded opportunities for our employees, and lever our information technology and other “back office” systems. Our ability to grow at this rate depends on the availability of acquisition opportunities. To date, locating available acquisition candidates has not been an issue, and we do not expect it to become one since our industry is made up of many small to midsize firms and there is a consolidation trend occurring as smaller firms desire to join larger, more stable organizations. Because it is important to find an appropriate cultural fit and complementary services, the process of courting an acquisition can extend over months or even years. Consequently, at any one time we are engaged in discussions with many firms.

In establishing our operating budgets for 2009, we assumed that the Canadian dollar would remain stable compared to the US dollar throughout the year. As well, we assumed that the average interest rate would remain stable. In establishing our effective income tax rate, we assumed the tax rate substantially enacted at December 31, 2008, for the countries in which we operate, primarily Canada and the United States. We expect to support our targeted level of growth using a combination of cash flows from operations and borrowings. Under certain market conditions, we will also consider issuing common shares.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

Critical Accounting Estimates
Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make various estimates and assumptions. The notes to our December 31, 2008, consolidated financial statements outline our significant accounting estimates. The accounting estimates discussed below are considered particularly important because they require the most difficult, subjective, and complex management judgments. However, because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, future events may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcome.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise either from reasonably likely changes in

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material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Caution Regarding Forward-Looking Statements and Risk Factors sections of this discussion and analysis.

Revenue and Cost Recognition Estimates on Contracts. Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method based on the ratio of contract costs incurred to total estimated contract costs. We believe that costs incurred are the best available measure of progress toward completion of these contracts. Estimating total direct contract costs is subjective and requires the use of our best judgments based on the information we have available at that point in time. Our estimate of total direct contract costs has a direct impact on the revenue we recognize. If our current estimates of total direct contract costs turn out to be higher or lower than our previous estimates, we will have over- or underrecognized revenue for the previous period. We also provide for estimated losses on incomplete contracts in the period in which such losses are determined. Changes in our estimates are reflected in the period in which they are made and would affect our revenue and costs and estimated earnings in excess of billings.

Goodwill. Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value of the reporting unit to the estimated fair value to ensure that the fair value is greater than the carrying value. We arrive at the estimated fair value of a reporting unit using valuation methods such as discounted cash flow analysis. These valuation methods employ a variety of assumptions, including revenue growth rates, expected operating income, discount rates, and earnings multiples. Estimating the fair value of a reporting unit is a subjective process and requires the use of our best judgments. If our estimates or assumptions change from those used in our current valuation, we may be required to recognize an impairment loss in future periods, which would decrease our goodwill assets and increase our reported expenses.

Provision for Doubtful Accounts. We use estimates in determining our allowance for doubtful accounts related to trade receivables. These estimates are based on our best assessment of the collectibility of the related receivable balance based, in part, on the age of the specific receivable balance. A provision is established when the likelihood of collecting the account has significantly diminished. Future collections of receivables that differ from our current estimates would affect the results of our operations in future periods as well as our accounts receivable and general and administrative expenses.

Self-Insured Liabilities. We self-insure certain risks, including professional liability and automobile liability. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on estimates of loss using our assumptions, including consideration of actuarial projections. These estimates of loss are derived from loss history that is then subjected to actuarial techniques in the determination of the proposed liability. Estimates of loss may vary from those used in the actuarial projections and may result in a larger loss than estimated. Any increase in loss would be recognized in the period in which the loss is determined and would increase our self-insured liability and reported expenses.

Income Taxes. Our income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions in Canada and the United States. Our effective tax rate can change from year to year based on the mix of income among different jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of future tax assets and liabilities. Our income tax expense reflects an estimate of the cash taxes we expect to pay for the current year, as well as a provision for changes arising in the values of future tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, our expectations about future operating results, and possible audits of our tax filings by regulatory authorities. We assess the likelihood of recovering value from future tax assets, such as loss carryforwards, on a regular basis, as well as the future tax depreciation of capital assets, and may establish a valuation provision. If our estimates or assumptions change from those used in our current valuation, we may be

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STANTEC INC.

required to recognize an adjustment in future periods that would increase or decrease our future income tax asset or liability and increase or decrease our income tax expense.

Long-Lived Assets and Intangibles. We regularly review long-lived assets and intangible assets with finite lives when events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The determination of recoverability is based on an estimate of undiscounted future cash flows, and the measurement of impairment loss is based on the fair value of the asset. To determine recoverability, we compare the estimated undiscounted future cash flows projected to be generated by these assets to their respective carrying value. In performing this analysis, we make estimates or assumptions about factors such as current and future contracts with clients, margins, market conditions, and the useful lives of assets. If our estimates or assumptions change from those used in our current analysis, we may be required to recognize an impairment loss in future periods, which would decrease our long-lived and intangible assets and increase our reported expenses.

Liabilities for Lease Exit Activities. We accrue charges when closing offices in existing operations or finalizing plans to downsize offices in locations assumed from an acquiree upon a business acquisition. Included in these liabilities is the present value of the remaining lease payments reduced by estimated sublease rentals that can reasonably be obtained. These provisions are based on our estimates and reflect plans in place at the time the liability is recorded. If actual sublease payments and rental circumstances change from our original estimate, the liability will change, and we will be required to increase or decrease it and adjust goodwill or reported expenses, depending on whether the adjustment relates to a liability established pursuant to an acquisition and on the timing of the change in estimate.

Business Combinations—Purchase Price Allocation. In a business combination, we may acquire the assets and assume certain liabilities of an acquired entity. The allocation of the purchase price for these transactions involves judgment in determining the fair values assigned to the tangible and intangible assets acquired and the liabilities assumed on the acquisition. The determination of these fair values involves a variety of assumptions, revenue growth rates, expected operating income, discount rates, and earning multiples. If our estimates or assumptions change prior to finalizing the purchase price allocation for a transaction, a revision to the purchase price allocation or the carrying value of the related assets and liabilities acquired may impact our net income in future periods. We are currently in the process of finalizing the purchase price allocations for RHL and McIntosh.

Accounting Developments

Canadian
Financial Instruments—Disclosures and Presentation. Effective January 1, 2008, we adopted the new CICA Handbook Section 3862, “Financial Instruments—Disclosures,” and Section 3863, “Financial Instruments—Presentation.” These pronouncements further aligned Canadian GAAP with US GAAP and International Financial Reporting Standards (IFRS). Section 3862 requires companies to provide disclosures in their financial statements that enable users to evaluate a) the significance of financial instruments for their financial position and performance and b) the nature and extent of risks arising from financial instruments to which they are exposed during the period and at the balance sheet date and how they manage those risks. Section 3863 establishes standards for the presentation of financial instruments. It addresses the classification of financial instruments between liability and equity; the classification of related interest, dividends, and losses and gains; and the circumstances in which financial assets and financial liabilities are offset. The adoption of these new standards has not had an effect on our financial position or on the results of our operations. We have applied these new accounting standards prospectively in note 14, Financial Instruments, to our 2008 audited consolidated financial statements.

Capital Disclosures. Effective January 1, 2008, we adopted the new CICA Handbook Section 1535, “Capital Disclosures.” This section establishes standards for disclosing information about a company’s capital and how it is managed in order that a user of the company’s financial statements may evaluate its objectives, policies, and processes for managing capital. The adoption of this new standard has not had an effect on our financial position or

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STANTEC INC.

on the results of our operations. We have applied this new accounting standard prospectively in note 15, Capital Management, to our 2008 audited consolidated financial statements.

International Financial Reporting Standards. In 2005, the CICA announced its plans to converge Canadian GAAP for public entities with IFRS over a transition period that will end in 2011. In February 2008, the CICA confirmed that Canadian reporting issuers will need to begin reporting under IFRS by the first quarter of 2011 with comparative figures. IFRS uses a conceptual framework similar to that used by Canadian GAAP, but there are differences in recognition, measurement, and disclosure.

We started our IFRS conversion project in 2008. The project consists of five phases: 1) preliminary planning and scoping, 2) detailed assessment, 3) solution development, 4) implementation, and 5) postimplementation review.

In 2008, we completed the preliminary planning and scoping phase and started the detailed assessment and solution development phases. The first phase included:

•	Establishment of a dedicated team to work on the IFRS transition

•	Development of a detailed work plan for the implementation of IFRS

•
Establishment of an IFRS Advisory Committee consisting of a cross section of management. The IFRS team provides updates to the IFRS Advisory Committee and the Audit Committee, including reports on the progress made on the detailed work plan.

•
Completion of a high-level diagnostic. The high-level diagnostic involved a review of the major differences between Canadian GAAP and IFRS and prioritized the IFRS requirements based on their financial reporting impact, business impact, and complexity.

In 2008, we also started the detailed assessment and solution development phase, which we expect to complete by the end of 2009. These phases involve the establishment of issue-specific workgroups to perform a detailed diagnostic, the selection of accounting policies when alternatives are available, and the formulation of solutions for the implementation of IFRS. As well, during this phase, we will establish and implement a communication and training plan. Before 2010, we expect to make changes to certain processes and systems, in time to enable us to record transactions under IFRS for comparative purposes in our financial reporting for 2011. At this stage of the project, it is not practically possible to quantify the financial reporting impact of the differences between Canadian GAAP and IFRS.

Business Combinations. In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations. Although we are considering the impact of adopting this pronouncement on our consolidated financial statements, it will be limited to any future acquisitions beginning in fiscal 2011.

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net

MANAGEMENT’S DISCUSSION AND ANALYSIS
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STANTEC INC.

income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. We are currently considering the impact of adopting these pronouncements on our consolidated financial statements in fiscal 2011 in connection with our conversion to IFRS.

Fair Value of Financial Assets and Financial Liabilities. In January 2009, the CICA issued the Emerging Issues Committee (EIC) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” effective for interim and annual financial statements ending on or after January 20, 2009. Earlier adoption of this abstract is permitted. EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments—Recognition and Measurement.” It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. We will adopt this abstract during the first quarter of the 2009 fiscal year. We are currently considering the impact of adopting EIC-173 on our consolidated financial statements and cannot reasonably estimate its effect at this time.

United States
Fair value measurements
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157), effective for fiscal years beginning after November 15, 2007. SFAS 157 establishes a framework for measuring fair value under US GAAP and requires additional disclosure. The statement defines a fair value hierarchy, with the highest priority being quoted prices in active markets. Under this statement, fair value measurements are disclosed by level within the hierarchy. This standard does not require any new fair value measurements. The adoption of this standard for financial assets and liabilities had no material effect on our financial position or results of operations. Our adoption of SFAS 157 for non-financial assets and liabilities is deferred to fiscal 2009 as allowed by FASB Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157.”

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment to FASB Statement No. 115” (SFAS 159), effective for fiscal years beginning after November 15, 2007, although earlier adoption was permitted. SFAS 159 allows an entity to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. At each subsequent reporting period, unrealized gains and losses would be reported in earnings on items for which the fair value option has been elected. The adoption of this standard had no material effect on our financial position or results of operations.

Business combinations
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, “Business Combinations” (SFAS 141R), effective for fiscal years beginning after December 15, 2008. This pronouncement changed the accounting for business combinations in a number of areas. SFAS 141R establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The statement also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations. Although we are currently considering the impact of adopting this standard on our consolidated financial statements, it will be limited to any future acquisitions beginning in fiscal 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51” (SFAS 160), effective for fiscal years beginning after December 15, 2008. SFAS 160 changed the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent. These non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, SFAS 160 establishes standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. It also establishes reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. We are currently considering the impact of adopting this standard on our consolidated financial statements and cannot reasonably estimate its effect at this time.

Other
In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133” (SFAS 161). This standard applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 161 requires entities to provide greater transparency about how and why they use derivative instruments, how they account for derivative instruments and related hedged items under SFAS 133, and how derivative instruments and related hedged items affect their financial position, results of operations, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, and we will adopt it in fiscal 2009. We do not expect the adoption of this standard to have a material effect on our consolidated financial statements.

In November 2008, the FASB issued FSP Emerging Issues Task Force (EITF) 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” FSP EITF 03-6-1 clarifies that share-based payment awards that entitle their holders to receive non-forfeitable dividends or dividend equivalents before vesting should be considered participating securities. This interpretation is effective for financial statements issued for fiscal years beginning after December 15, 2008, and we will adopt it in fiscal 2009. We are currently considering the impact of adopting FSP EITF 03-6-1 on our consolidated financial statements and cannot reasonably estimate its effect at this time.

In November 2008, the FASB ratified EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets” (EITF 08-7). EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but to hold to prevent its competitors from obtaining access to them. Because these assets are identifiable separately, EITF 08-7 requires an acquiring entity to account for them as separate units of accounting. Defensive intangible assets must be recognized at fair value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008, and we will adopt it in fiscal 2009. We are currently considering the impact of adopting EITF 08-7 on our consolidated financial statements and cannot reasonably estimate its effect at this time.

In November 2008, the EITF issued EITF Issue No. 08-6, “Equity Method Investment Considerations” (EITF 08-6), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. This interpretation is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. We will adopt this standard in fiscal 2009. We are currently considering the impact of adopting EITF 08-6 on our consolidated financial statements and cannot reasonably estimate its effect at this time.

Materiality
We determine whether or not information is “material” based on whether we believe that a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information were omitted or misstated.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

Definition of Non-GAAP Measures
This Management’s Discussion and Analysis includes references to and uses terms that are not specifically defined in the CICA Handbook and do not have any standardized meaning prescribed by Canadian GAAP. These non-GAAP measures may not be comparable to similar measures presented by other companies. We believe that these measures are useful for providing investors with additional information to assist them in understanding components of our financial results.

Gross Revenue and Net Revenue. Our Company provides knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients. In the course of providing services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue.

Gross Margin. We monitor our gross margin percentage levels to ensure that they are within an established acceptable range for the profitability of our operations and Company. Gross margin is calculated as the difference of net revenue minus direct payroll costs. Direct payroll costs include the cost of salaries and related fringe benefits for labor hours that are directly associated with the completion of projects. Labor costs and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in administrative and marketing expenses.

Backlog. As part of our assessment of our financial condition, we monitor our backlog. We define backlog as the total value of secured work that has not yet been completed that a) is assessed by management as having a high certainty of being performed by either the existence of an executed contract or work order specifying the job scope, value, and timing or b) has been awarded to us through an executed binding or non-binding letter of intent or agreement describing the general job scope, value, and timing. Management must be reasonably assured that the letter of intent or agreement will be finalized in the form of a formal contract. Backlog is not a recognized performance measure under Canadian GAAP and does not have any standardized meaning prescribed by Canadian GAAP. We believe that backlog is a useful means of projecting activity in future periods.

Debt to Equity Ratio. As part of our overall assessment of our financial condition, we monitor our debt to equity ratio to ensure that it is maintained within our established range. Our debt to equity ratio is calculated as long-term debt plus the current portion of long-term debt plus bank indebtedness less cash and cash held in escrow, all divided by shareholders’ equity.

Return on Equity Ratio. As part of our overall assessment of value added for shareholders, we monitor our return on equity ratio. Return on equity is calculated as net income for the year divided by the average shareholders’ equity over each of the last four quarters.

Working Capital. We use working capital as a measure for assessing our overall liquidity. Working capital is calculated by subtracting current liabilities from current assets.

Current Ratio. We also use current ratio as a measure for assessing our overall liquidity. Current ratio is calculated by dividing current assets by current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

RISK FACTORS

The following factors, among others, could cause our actual results to differ materially from those projected in our forward-looking statements:

•	Global capital market activities
•	Fluctuations in interest rates or currency values
•	The effects of war or terrorist activities
•	The effects of disease or illness on local, national, or international economies
•	The effects of disruptions to public infrastructure such as transportation or communications
•	Disruptions in power or water supply
•	Industry or worldwide economic or political conditions
•	Regulatory or statutory developments
•	The effects of competition in the geographic or business areas in which we operate
•	The actions of management
•	Technological changes

Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on our forward-looking statements to make decisions with respect to Stantec. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by the organization or on its behalf.

Like all professional services firms in the infrastructure and facilities industry, we are exposed to a number of risks in carrying out the day-to-day activities of our operations, including market factors and factors arising from growth and acquisition activities. Although these factors are listed below in order of seriousness of outcome, we do not believe that they all have the same risk of occurrence. These risk factors include the following:

If we need to sell or issue additional common shares and/or incur additional debt to finance future acquisitions, our share ownership could be diluted and the results of our operations could be adversely affected.

Our business strategy is to expand into new markets and enhance our position in existing markets through the acquisition of complementary businesses. In order to successfully complete targeted acquisitions or to fund our other activities, we may issue additional equity securities that could dilute share ownership. We may also incur additional debt if we acquire another company, and this could increase our debt repayment obligations, which could have a negative impact on our future liquidity and profitability.

As mentioned previously, we currently have a $300 million credit facility. However, we have no assurance that debt financing will continue to be available from our current lenders or other financial institutions on similar terms.

We may be unable to secure the additional capital required to fund our acquisition strategy, which could lead to a reduction in our market share and competitiveness.

In order to fund future acquisitions we will need access to substantial amounts of capital. However, we may be unable to obtain the necessary capital to finance a successful acquisition program while meeting our other cash needs. If we are unable to obtain additional capital on acceptable terms, we may be required to reduce the scope of our anticipated expansion, which may negatively affect our future competitiveness and results of operations.

Currently, we intend to use cash and our common shares as consideration in making future acquisitions. Using internally generated cash or taking on debt to complete acquisitions could substantially limit our operational and financial flexibility. The extent to which we will be able or willing to use our common shares for acquisitions will

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

depend on the market value of our shares from time to time and the willingness of potential sellers to accept our shares as full or partial payment. In addition, using our shares for future acquisitions may result in a significant dilution to existing shareholders.

Economic downturns could have a negative impact on our business since our clients may curtail investment in infrastructure projects or may experience difficulty in paying for services performed.

Demand for the services we offer has been, and is expected to continue to be, subject to significant fluctuations due to a variety of factors beyond our control, including economic conditions. During economic downturns, the ability of both private and government entities to make expenditures may decline significantly, which could have a material adverse effect on our revenue and profitability. We cannot be certain that economic or political conditions will generally be favorable or that there will not be significant fluctuations that adversely affect our industry as a whole or the key markets we target.

Goodwill and other intangible assets acquired from our acquisitions represent substantial portions of our total assets. If our acquired businesses do not perform as expected, we may be required to write down the value of our goodwill and other intangible assets, which could have a material adverse effect on our earnings.

Goodwill and other intangible assets represent 43.1% of our total assets. When we acquire a consulting business, a significant portion of the purchase price for the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price allocated to goodwill is determined by the excess of the purchase price paid by us to acquire the consulting business over the fair value of the net identifiable assets acquired. Canadian and US accounting rules require us to perform an annual impairment test of our goodwill and intangible assets. A deterioration in the operating results of such acquired businesses or the failure of these businesses to meet our expectations may adversely affect the carrying value of our goodwill and intangible assets and could result in an impairment of the goodwill associated with such businesses. As part of our annual review of goodwill for impairment, we consider the actual performance of each of our reporting units compared to our expectations and update our future expectations for such reporting units. An impairment of goodwill would be recorded as a charge in our income statement, which could have a material effect on our earnings.

The nature of our business exposes us to potential liability claims and contract disputes, which may reduce our profits.

Our operations are subject to the risk of third-party claims in the normal course of business, some of which may be substantial. We have been and may in the future be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. Any litigation resulting from our business operations could distract management’s attention from normal business operations, divert financial resources to the defense of such claims, or result in significant attorney fees and damage awards for which we may not be fully insured and which could harm our reputation. Any of these circumstances could adversely affect our profitability.

Interruption to our systems and network infrastructure could adversely impact our ability to operate.

We rely heavily on computer information, communications technology, and related systems in order to operate properly. If we are unable to continually add software and hardware, effectively upgrade our systems and network infrastructure, and take other steps to improve the efficiency of and protect our systems, our systems operation could be interrupted or delayed. In addition, our computer and communications systems and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war or terrorism, computer viruses, physical or electronic security breaches, or similar events or disruptions. Any of these or other events could cause system interruptions, delays, and loss of critical data; could delay or prevent operations; and may adversely affect our operating results.

If we are unable to manage our growth effectively, we may experience a decline in our revenue and profitability.

We have grown rapidly in the last few years, and we intend to pursue further growth through acquisitions and internal hiring as part of our business strategy. However, there is a risk that we may not be able to manage our growth effectively and efficiently. Our inability to manage our growth could cause us to incur unforeseen costs, time delays, or other negative impacts, any of which could cause a decline in our revenue and profitability. Our rapid growth has presented, and will continue to present, numerous administrative and operational challenges, including

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

the management of an expanding array of engineering and consulting services, the assimilation of financial reporting systems, increased pressure on our senior management, and increased demand on our systems and internal controls. Furthermore, as we expand our service offerings and geographic presence, we may not be able to maintain the current quality of our services.

We may also encounter difficulties in integrating acquisitions that we do make. Acquired businesses may not be profitable, because we may not be successful in generating the same level of operating performance that an acquired company experienced prior to its acquisition. As well, we may not be able to maintain our reputation in an acquired company’s geographic or service areas, which may negatively impact our ability to attract and retain clients in these or other areas. Any of these integration issues could divert management’s attention from other business activities and impact our ability to grow our business effectively.

If we experience delays and/or defaults in customer payments, we could suffer liquidity problems or be unable to recover our expenditures.

Because of the nature of our contracts, at times we commit resources to projects prior to receiving payments from the customer in amounts sufficient to cover expenditures as they are incurred. Delays in customer payments may require us to make a working capital investment. If a customer defaults in making payments on a project to which we have devoted significant resources, it could have a material negative effect on our liquidity as well as on the results of our operations. In addition, in our experience, clients who withhold payment are more likely to bring claims against us and have a higher tendency toward dissatisfaction with the services we provide.

Stantec and an acquired entity may experience difficulties in integrating the acquired entity’s business into the existing operations of Stantec and so may not realize the anticipated benefits of the acquisition.

Our rationale for acquiring a firm is, in part, predicated on our ability to leverage the combined strengths of the two companies to increase our opportunities and grow our revenue. Integrating an acquired firm’s operations and staff into our own is a complex endeavor, and we may not be able to complete the process rapidly or without encountering difficulties. Successful integration requires, among other things, the assimilation of the firm’s professional services, sales and marketing operations, and information and software systems as well as the coordination of employee retention and hiring and training operations. The diversion of management’s attention to the integration effort and any difficulties encountered in combining operations could adversely affect the combined company’s business and prevent it from realizing the anticipated improvement in professional service offerings, market penetration, and geographic presence that formed the foundation for the acquisition.

One of our primary competitive advantages is our reputation. If our reputation is damaged due to client dissatisfaction, our ability to win additional business may be materially damaged.

Although we serve many diverse clients and are not dependent on any one client or group of clients to sustain our business, our reputation for delivering effective and efficient solutions for complex projects is one of our most valuable business development assets. The loss of this reputation due to client dissatisfaction represents a significant risk to our ability to win additional business both from existing clients and from those with whom we may have dealings in the future.

Inadequate internal controls or disclosure controls may result in events that could adversely affect our business.

Inadequate internal controls or disclosure controls over financial reporting could result in material misstatement in our financial statements and related public disclosures. Inadequate controls could also result in system downtime,

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

delayed processing, inappropriate decisions based on non-current internal financial information, fraud, or the inability to continue our business operations.

The Canadian Accounting Standards Board requires all public companies to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require restatement for comparative purposes of amounts reported by us for the year ending December 31, 2010. A robust system of internal controls is our best method of ensuring reporting integrity and minimizing the risk of misstatement and fraud. A period of change, such as that encountered during an accounting conversion, could lead to modifications in the design and effectiveness of internal controls, hence increasing risk. Other significant risk areas include the communication of impacts and results to stakeholders and the inability of management to conclude and certify the design or effectiveness of our internal controls over financial reporting.

The professional consulting services industry is highly competitive, which could have a negative impact on our profit margins and market share.

The markets we serve are highly competitive, and we have numerous competitors for the services we offer. The principal competitive factors include reputation, experience, breadth and quality of services, technical proficiency, local offices, competitive total project fees, and service delivery. The number and identity of competitors vary widely with the type of service we provide. For small- to medium-sized projects, we compete with many engineering, architecture, and other professional consulting firms. For larger projects, there are fewer but still many competitors, and many of these competitors have greater financial and other resources than we do. Although we compete with other large private and public companies in certain geographic locations, our primary competitors are small and midsize, privately held regional firms in the United States and Canada. Generally, competition places downward pressure on our contract prices and profit margins. However, such impact is difficult to quantify. Intense competition is expected to continue in these markets, presenting significant challenges to our ability to maintain strong growth rates and acceptable profit margins. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our profits. We may not be able to compete successfully with such competitors, and such competition could cause us to lose customers, increase expenditures, or reduce pricing, any of which could have a material adverse effect on our earnings and stock price.

Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.

As of December 31, 2008, our backlog was $1 billion. However, the revenue projected in our backlog is determined by the judgment of management and may not be realized or, if realized, may not result in profits. Projects may remain in our backlog for an extended period of time. In addition, project cancellations or scope adjustments may occur from time to time with respect to contracts reflected in our backlog. Backlog reductions can adversely affect the revenue and profit we actually receive from contracts reflected in our backlog. Future project cancellations and scope adjustments could further reduce the dollar amount of our backlog and the revenue and profits we actually receive. Finally, poor project or contract performance could also impact our profits.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

We derive significant revenue from contracts with government agencies. Any disruption in government funding or in our relationship with those agencies could adversely affect our business.

The demand for our services is related to the level of government funding that is allocated for rebuilding, improving, and expanding infrastructure systems. We derive a significant amount of our revenue from government or government-funded projects and expect to continue to do so in the future. Between 30 and 57% of our gross revenue during the years ended December 31, 2006, through December 31, 2008, was derived from government or government-funded projects. Significant changes in the level of government funding could have an unfavorable impact on our business, financial position, results of operations, and cash flows.

We believe that the success and further development of our business depends, in part, on the continued funding of these government programs and on our ability to participate in these programs. However, governments may not have available resources to fund these programs or may not fund these programs even if they have available financial resources. Some of these government contracts are subject to renewal or extensions annually, so we cannot be assured of our continued work under these contracts in the future. In addition, government agencies can terminate these contracts at their convenience. We may incur costs in connection with the termination of these contracts and suffer a loss of business. As well, contracts with government agencies are sometimes subject to substantial regulation and audit of the actual costs incurred. Consequently, there may be a downward adjustment to our revenue if accrued recoverable costs exceed actual recoverable costs.

From time to time, we have pursued and may continue to pursue and invest in business opportunities that are not directly within our core competencies. These new business opportunities may require a disproportionate amount of management’s time to develop profitably and may not perform as expected.

Acquisitions may bring us into businesses that we have not previously conducted and expose us to additional business risks that are different from those we have traditionally experienced. Consequently, we may depend in part on the knowledge and expertise of the professional service providers and management teams that we acquire in order to make these business opportunities profitable. New business opportunities frequently bring a learning curve that may require substantial management time and changes to our business systems, which may create a distraction from our day-to-day business operations. If these business opportunities do not perform as anticipated or are not profitable, our earnings during periods of greater learning may be materially adversely affected, and we may experience a partial or complete loss of our investment.

Changing markets may offer opportunities to provide services through alternate models. Failure to respond to these market demands may result in lost revenues.

There may be instances when opportunities to provide services through models other than the fee-for-service business arise due to changing markets. Failure to respond to these market demands may result in clients awarding projects to our competitors, resulting in lost revenues.

Adverse weather conditions and natural or other disasters may delay or eliminate net revenue that otherwise would have been realized and thus adversely affect our profitability.

Our field activities are generally performed outdoors and may include professional surveying, resident engineering services, field data surveys and collection, archeology, geotechnical investigations and exploratory drilling, construction oversight and inspection, plant start-up and testing, and plant operations. Extreme weather conditions and natural or other disasters, such as earthquakes, fires, floods, influenza pandemics, and similar events, may cause postponements in the initiation and/or completion of our field activities and may hinder the ability of our office employees to arrive at work, which may result in a delay or elimination of revenue that otherwise would be recognized while certain costs continue to be incurred. Adverse weather conditions or disasters may also delay or eliminate the start and/or completion of various phases of work relating to other engineering services that commence

MANAGEMENT’S DISCUSSION AND ANALYSIS
DECEMBER 31, 2008
STANTEC INC.

concurrent with or subsequent to our field activities. Any delay in the completion of our services may require us to incur additional non-compensable costs, including overtime work, necessary to meet our clients’ schedules. Due to various factors, a delay in the commencement or completion of a project may also result in the cancellation of contracts, adversely affecting our net revenue and profitability.

Because we report our results in Canadian dollars and a substantial portion of our revenue and expenses is recorded in US dollars, our results are subject to currency exchange risk.

Although we report our financial results in Canadian dollars, a substantial portion of our revenue and expenses is generated or incurred in US dollars. For the purposes of financial reporting under Canadian GAAP measures, revenue and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rates prevailing during the year. We expect to continue to report our financial results in Canadian dollars in accordance with Canadian GAAP measures. Therefore, if the Canadian dollar were to strengthen relative to the US dollar and other currencies, the amount of net income from our non-Canadian-dollar-denominated business could decrease, which could have a material adverse effect on our business, financial condition, and results of operations.

The value of the Canadian dollar relative to the US dollar is subject to volatility. For example, the average exchange rates for the years ended December 31, 2008; December 31, 2007; and December 31, 2006, for C$1.00 were US$0.94, US$0.93, and US$0.88, respectively. Furthermore, this volatility may continue in the future, and, as discussed above, increases in the strength of the Canadian dollar relative to the US dollar may have a negative impact on the results of our operations.

From time to time, we enter into forward contracts to manage risk associated with net operating assets outside our US operations denominated in US dollars (other than with respect to net operating assets that are owned by US subsidiaries). These derivative contracts, which are not accounted for as hedges, are marked to market, and any changes in the market value are recorded in income or expense when they occur. Consequently, we may not benefit from any weakening of the Canadian dollar relative to the US dollar.

We bear the risk of cost overruns in a significant number of our contracts. We may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

We conduct our business under various types of contractual arrangements, most of which are fee-for-service agreements. However, approximately 70% of the dollar value of our contracts in 2008 was based on a fixed-fee or time-and-materials contract with a ceiling on the maximum costs to the client. Under fixed-fee contracts, we perform services at a stipulated price. Under time-and-materials contracts with not-to-exceed provisions, we are reimbursed for the number of labor hours expended at an established hourly rate plus the cost of materials incurred subject, however, to a stated maximum dollar amount for the services to be provided. In both of these types of contracts, we agree to provide services based on our estimate of the costs a particular project will involve. These estimates are established in part on cost and scheduling projections, which may prove to be inaccurate, or circumstances may arise, such as unanticipated technical problems, weaknesses in project management, difficulties in obtaining permits or approvals, changes in local laws, or delays beyond our ability to control, that make our projections inaccurate. The underestimation of costs for these types of contracts may cause us to incur losses or result in a project not being as profitable as we expect. In addition, projects that are not completed on schedule further reduce profitability because our staff must continue to work on them longer than anticipated, which may prevent staff from pursuing and working on new projects. Projects that are over budget or not on schedule may also lead to client dissatisfaction.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

Increasing awareness of environmental factors may result in the cancellation of major projects by key clients and thus adversely affect our profitability.

As part of increasing awareness of global climate change, some experts have suggested that companies involved in industries that impact the environment may be subject to litigation from governments, shareholders, or environmental activists. The cancellation of major projects due to environmental concerns or significant environmental litigation impacting key clients could affect our future results.

We may have difficulty in attracting and retaining qualified staff, which may affect our reputation in the marketplace and restrict our ability to implement our business strategy.

 We derive our revenue almost exclusively from services performed by our employees. Consequently, one of the key drivers of our business is our ability to attract and retain qualified staff. However, we may not be able to attract and retain the desired number of qualified staff over the short or long term. There is significant competition for staff with the skills necessary for providing our services from major and boutique consulting, engineering, public agency, research, and other professional services firms. Our inability to attract and retain qualified staff could impede our ability to secure and complete engagements, in which event we may lose market share and our revenue and profits could decline. In addition, if our employees were to leave our Company and become competitors of ours, we could lose other employees and some of our existing clients who have formed relationships with such former employees. We could also lose future clients to a former employee as a new competitor. In either event, we could lose clients and revenue, and our profitability could decline.

Reliance on key personnel who may be unable or unwilling to continue their employment may adversely impact our business.

Our operations are dependent on the abilities, experience, and efforts of senior management and other key personnel. If any of these individuals are unable or unwilling to continue their employment with us, and if we do not have a well-developed succession plan prior to their departure, our business, operations, and prospects may be materially adversely affected.

As part of our current succession plan, the roles of CFO and CEO have been or will be transitioned to new leaders during 2009. The transition of these key leadership positions may result in increased training costs as well as a loss of institutional knowledge, industry relationships, or expertise developed by the former CFO and CEO.

Uncertainties associated with an acquisition may cause a loss of employees.

The ability to attract and retain trained professionals is one of the key drivers of our business and results. Therefore, the success of an acquisition depends in part on our ability to retain key employees of the acquired firm. Competition for qualified staff can be very intense. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of the completion of the acquisition or integration or a desire not to remain with the combined company. Accordingly, we may be unable to retain key employees to the same extent that we were able to do so in the past.

Our employees may face environmental, health, and safety risks and hazards in the workplace resulting in injury or lost time.

Our Health, Safety & Environment program is aimed at reducing risks to people, the environment, and our business; however, our employees are subject to environmental, health, and safety risks in the course of their employment. A number of these risks could result in personal injury, loss of life, or environmental and other damage to our property or the property of others. Alternatively, we could be exposed to civil and/or statutory liability to employees arising from injuries or deaths because of inadequate health and safety policies and practices. We cannot fully protect against all these risks, nor are all these risks insurable. We may become liable for damages arising from these events against which we cannot insure or against which we may elect not to insure because of high premium costs or other reasons. As well, we risk incurring additional costs on projects that have sustained environmental, health,

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

and safety hazards because they may require additional time to complete or because employee time may be lost due to injury.

We may not be able to meet legal and regulatory requirements related to corporate governance, labor relations, industry standards, and the environment.

We are subject to a variety of regulations and standards, and compliance with all such regulation could materially increase our costs. Our business model includes a variety of practice areas, each with its own set of industry-specific rules and regulations. In order to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety, we may be required to increase the fees we charge to our clients. This could impact our ability to remain competitive in our industry.

If fraud occurs and remains undetected, we may have a loss of assets or misstatement in our financial statements.

Fraud may occur and remain undetected, resulting in a loss of assets and/or misstatement in our financial statements and related public disclosures.

Our insurance may not cover all claims for which we may be liable, and expenses related to insurance coverage may adversely impact our profitability.

Although we believe that we have made adequate arrangements for insuring against potential liability claims, these arrangements may be insufficient to cover any particular risk. When it is determined that we have liability, we may not be covered by insurance, or, if covered, the dollar amount of these liabilities may exceed our policy limits. Our professional liability coverage is on a “claims-made” basis, covering only claims actually made during the policy period currently in effect. In addition, even where insurance is maintained for such exposures, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by our insurance, in excess of our insurance limits, or covered by insurance but subject to a high deductible could result in a significant cost to us, which may reduce our profits and cash available for operations. Moreover, we may become subject to liability that cannot be insured against or against which we may choose not to insure because of high premium costs or for other reasons. Our expansion into new services or geographic areas could result in our failure to obtain coverage for these services or areas, or the coverage being offered may be at a higher cost than our current coverage. Due to the current insurance environment, including losses sustained by insurers in their investments, we may experience increases in our insurance premiums. We may not be able to pass these increases on to our clients in increased billing rates.

To attain our goal of increasing the size and profitability of our operations, we may pursue and invest in business opportunities outside North America. Unfamiliarity with markets and political environments may impair our ability to grow our international revenues.

Because of our international expansion strategy, we are subject to additional risks, including risks related to complying with a wide variety of national and local laws, the difficulties and costs of staffing and managing international operations, changes in regulatory requirements, changes in exchange rates, multiple and possibly overlapping tax structures, and political and economic instability. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

Our share price could be adversely affected if a large number of our common shares are offered for sale or sold.

There may be instances in which we negotiate an acquisition where the consideration for the purchase may include Stantec shares. In the event that the acquired entity’s shareholders subsequently decide to dispose of Stantec shares following the acquisition, there could be a large supply of our common shares on the market. If the supply of our common shares is significantly greater than the associated demand, the market price of our common shares may significantly decline and may not recover.

Our share price has historically been subject to volatility. Accordingly, the price of our common shares may decrease in the future due to a number of Company- and industry-specific or general economic factors.

Our share price has experienced volatility in the past and will likely be volatile in the future. For example, the intraday high and low prices for our common shares on the TSX and New York Stock Exchange (NYSE) during the 52 weeks ended December 31, 2008, were $40.10 and $16.35, respectively, and US$40.30 and US$12.70, respectively.

The price of our common shares may fluctuate substantially in the future due to, among other things, the following factors: (1) the failure of our quarterly or annual operating results to meet expectations, (2) the reaction of markets and securities analysts to announcements and developments involving our Company, (3) adverse developments in the worldwide, Canadian, or US economy; the financial markets; or the engineering and consulting services market, (4) changes in interest rates, (5) announcements by key competitors, (6) additions or departures of key staff, (7) announcements of legal proceedings or regulatory matters, or (8) general volatility in the stock market.

In addition, the stock market has experienced volatility that has affected the market prices of the equity securities of many companies and that has often been unrelated to the operating performance of such companies. A number of other factors, many of which are beyond our control, could also cause the market price of our common shares to fluctuate substantially.

Uncertainties associated with an acquisition or merger or with Stantec as a new owner may cause an acquired entity to lose customers.

An acquired company’s customers may, in response to the announcement of the acquisition, delay or defer decisions concerning their use of its services because of uncertainties related to the consummation of the acquisition, including the possibility that the acquisition may not be completed if all the conditions of the transaction are not fulfilled. This circumstance could have an adverse effect on our revenue and profitability.

We could be exposed to civil and/or statutory liability to employees arising from non-payment of wages, discrimination, and misclassification regarding overtime entitlements.

 We are required to comply with state, provincial, and federal employment laws as well as internal policies concerning the payment of wages, discrimination, and misclassification regarding overtime entitlements. Failure to comply with any of these regulatory schemes could result in a material cost to the Company. We face the additional risk of losing the support of our employee base, which could result in a failure to attract and retain key staff. We maintain insurance coverage for our operations, including employment practices liability insurance; however, it may not be sufficient to cover liability that could arise.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

We could be exposed to civil and/or statutory liability to employees arising from injuries or deaths because of inadequate health and safety policies and procedures.

Although we maintain a Health, Safety & Environment program that assists employees in identifying hazards and risks in the workplace, if our policies are not current or periodically reviewed and understood by our employees in light of the projects we are working on with our clients, we run the risk that injuries or deaths may occur, resulting in potential liability in either, or both, the civil or statutory context.

We may be unsuccessful in our goal to increase the size and profitability of our operations, which could lead to a reduction in our market share and competitiveness as our industry consolidates.

We may not be able to locate suitable acquisitions or to consummate any such transactions on terms and conditions that are acceptable to us. As the professional services industry consolidates, suitable acquisition candidates are expected to become more difficult to locate and may only be available at prices or under terms that are less favorable than in the past. In addition, some of our competitors are much larger than us, have greater financial resources, and can better afford to pay a premium for potential acquisition candidates. If we are unable to effectively compete for or locate suitable acquisitions, our business will not grow in the manner we expect, and we will have difficulty achieving our growth plan.

If we are unable to engage qualified subconsultants, we may lose projects, revenue, and clients.

We often contract with outside companies to perform designated portions of the services we provide to our clients. In 2008, subconsultant costs accounted for approximately 11.1% (2007 – 8.6%) of our gross revenue. If we are unable to engage qualified subconsultants, our ability to perform under some of our contracts may be impeded and the quality of our service may decline. As a consequence, we may lose projects, revenue, and clients.

At any given time, a significant portion of our revenue may be derived from a specific geographic region, industry, or sector. Consequently, our business could suffer materially if there were a downturn in that geographic region, industry, or sector.

Our three-dimensional business model is based on diversifying our operations across several geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle. If at any given time, a significant portion of our revenue is derived from a specific geographic region, industry, or sector, our business may be impacted by a number of factors, which may include the following:

•	Changes in employment levels and other general economic conditions
•	Changes in interest rates and in the availability, cost, and terms of financing
•	The impact of present or future environmental, zoning, or other laws and regulations
•	Changes in real estate tax rates and assessments and other operating expenses
•	Changes in levels of government infrastructure spending and fiscal policies
•	Natural or human-made disasters and other factors that are beyond our control

If we are unable to adjust our workforce or service mix to a downturn in a geographic region, industry, or sector in a timely manner, it could have a material adverse effect on our overall business, including the results of our operations and liquidity.

We may not be able to adequately protect our intellectual property, which could force us to take costly protective measures such as litigation.

To establish and protect our intellectual property rights, we rely on a combination of trademark and trade secret laws, along with licenses, exclusivity agreements, and other contractual covenants. However, the measures we take

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

to protect our intellectual property rights may prove inadequate to prevent the misappropriation of our intellectual property. Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and the diversion of resources, may result in counterclaims or other claims against us, and could significantly harm the results of our operations.

Managing Our Risks
We mitigate our operating, market, and growth and acquisition integration risks through our business strategy and other measures. As mentioned previously, our three-dimensional business model based on geographic, practice area, and life cycle diversification reduces our dependency on any particular industry or economic sector for our income. To help reduce our susceptibility to industry-specific and regional economic cycles and to take advantage of economies of scale in the highly fragmented professional services industry, we intend to continue to diversify our business both in terms of geographic presence and service offerings. From the beginning of 2002 to December 31, 2008, we have completed 40 acquisitions, and we expect to continue to pursue selective acquisitions that will enable us to enhance our market penetration and increase and diversify our revenue base. We also differentiate our Company from competitors by entering into a diverse range of contracts with a variety of fee amounts. Focusing on this project mix continues to ensure that we do not rely on a few large, single projects for our revenue and that no single client or project accounts for more than 5% of our overall business.

To address the risk of competition for qualified personnel, we offer a number of employment incentives, including training programs, access to a plan that provides the benefit of employee share ownership, and opportunities for professional development and enhancement, along with compensation plans that we believe to be competitive, flexible, and designed to reward top performance. In 2008, we completed a number of activities, including the introduction of an employment equity program. Along with ensuring that there are no barriers to hiring and promoting talented people, the program looks at ways to better understand the needs of a diverse workforce. We also implemented a wellness program that offers a variety of services, including access to a health coach, online health information, on-site biometrics testing, and free miniphysicals. In addition, we expanded our Career Development Center with updated content and new in-house programs and training, including a leadership training program, which we delivered across the Company to help develop and enhance the skills and capabilities of new and evolving leaders. The Career Development Center is the online source for all our learning, coaching and mentoring, and professional and career development resources, and the new leadership training program covers eight core competencies that align with Stantec values. We also updated the professional development section of the center to include continuing education requirements according to state and provincial boards for professional engineers, landscape architects, architects, geologists, and land surveyors. As well, we continue to improve our project manager and leadership portal dashboard training programs. These programs are intended to make financially related information more visible in order to assist our operations leadership in improving performance and decision making. We recognize that through improved project management across our operations we will increase our ability to deliver projects on schedule and within budget.

With regards to effective project management and execution, in 2008 we achieved registration with the International Organization for Standardization’s (ISO) 9001:2000 quality management standard. In addition, we achieved ISO/IEC 20000 certification, which is specific to IT systems. ISO 9001:2000 is a globally recognized set of requirements for establishing effective quality management systems, and ISO/IEC 20000 is a standard that sets out the requirements for establishing an IT service management system.

Since our operations are dependent on the abilities and efforts of senior management and other key personnel, our Board of Directors and senior leaders regularly review succession plans for management.

To mitigate the risk of fraud, we have various business conduct policies, including our Code of Ethics, Conflict of Interest, and Integrity policies. In addition, our Internal Audit team reviews opportunities and indicators for fraud as part of its control evaluation program.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

We maintain insurance coverage for our operations, including policies covering general liability, automobile liability, environmental liability, workers’ compensation and employers’ liability, directors’ and officers’ liability, and professional liability. We have a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retentions related to claims arising after August 1, 2003. We, or our clients, also obtain project-specific insurance for designated projects from time to time. In addition, we invest resources in a Risk Management team that is dedicated to providing Company-wide support and guidance on risk avoidance practices and procedures. One of our practices is to carry out select client evaluations, including credit risk appraisals, before entering into contract agreements to reduce the risk of non-payment for our services.

To address the risk of being unsuccessful in integrating acquired companies, we have an acquisition and integration program managed by a dedicated acquisition team. The team supports, or is responsible for, the tasks of identifying and valuing acquisition candidates, undertaking and coordinating due diligence, negotiating and closing transactions, and integrating employees and systems immediately following an acquisition. In addition, a senior regional or practice leader is appointed for each acquisition to support the integration process. We also have a coordinated integration plan that involves the implementation of our Company-wide information technology and financial management systems as well as provision of “back office” support services from our corporate and regional offices.

As well, we have a dedicated IFRS conversion team in place. The team has prepared a detailed work plan for the implementation of IFRS and is in the process of completing the detailed assessment and solution development phases of the plan. We have also established an IFRS Advisory Committee consisting of a cross section of management. The IFRS conversion team provides regular updates to the IFRS Advisory Committee and the Audit Committee, including reports on the progress made on the detailed work plan.

CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2008, (as defined in rules adopted by the Securities and Exchange Commission (SEC) in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with generally accepted accounting principals. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and of the preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. Management’s Annual Report on Internal Control over Financial Reporting and the Independent Auditors’ Report on Internal Controls are included in our 2008 consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2008, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

CORPORATE GOVERNANCE

Disclosure Committee
In 2005, our Company established a Disclosure Committee consisting of a cross section of management. The committee’s mandate is to provide ongoing review of Stantec’s continuous disclosure policy and to facilitate compliance with applicable legislative and regulatory reporting requirements.

Board of Directors
Stantec’s Board of Directors currently includes seven members, six of whom are independent under Canadian securities laws and under the rules of the SEC and the NYSE and free from any interest or relationship that could materially interfere with their ability to act in the best interest of our Company and shareholders.

The board’s mandate is to supervise Stantec’s management with a view to the Company’s best interests. The board fulfils its mandate by

•	Overseeing the Company’s strategic planning process

•	Satisfying itself as to the integrity of the CEO and other executive officers

•	Ensuring that the Company has a policy in place for communicating effectively with shareholders, other stakeholders, and the public

•	Reviewing and monitoring the Company’s principal business risks as identified by management, along with the systems for managing such risks

•	Overseeing senior management succession planning, including the appointment, development, and monitoring of senior management

•	Ensuring that management maintains the integrity of the Company’s internal controls and management information systems

In 2008, Stantec’s board included two committees—the Audit Committee and the Corporate Governance and Compensation Committee. Both committees are composed entirely of unrelated, independent directors.

Audit Committee
The Audit Committee monitors, evaluates, approves, and makes recommendations on matters affecting Stantec’s external audit, financial reporting, and accounting control policies. The committee met 11 times in 2008. The chairman of the committee provides regular reports at the Company’s board meetings. The board has determined that each of the Audit Committee's members is financially literate and that the majority of the members are "financial experts" as such term is defined under the rules of the SEC and NYSE.

Corporate Governance and Compensation Committee
The Corporate Governance and Compensation Committee monitors, evaluates, approves, and makes recommendations on matters affecting governance and compensation. Governance matters include, but are not limited to, board size, nominations, orientation, education, and self-evaluation. Compensation matters include, but are not limited to, executive management compensation, performance review, and succession plans. The Corporate Governance and Compensation Committee met three times in 2008. The chairman of the committee provides regular reports at the Company’s board meetings.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.

More information about Stantec’s corporate governance can be found on our web site (www.stantec.com) and in the Management Information Circular for our May 14, 2009, annual meeting of shareholders. In addition, the following documents are posted on our web site:

•	Code of Ethics
•	Corporate Governance Guidelines
•	Audit Committee Terms of Reference
•	Corporate Governance and Compensation Committee Terms of Reference

The above information is not and should not be deemed to be incorporated by reference herein. Copies of these documents will be made available in print form to any shareholder who requests them.

SUBSEQUENT EVENT

Acquisition
On January 2, 2009, we acquired the shares and business of Jacques Whitford, for cash consideration of $64 million and notes payable of $79 million, which added approximately 1,700 staff to our Company. The acquisition of this firm will significantly strengthen the service offerings in our Environment practice. This acquisition also increases our presence in Atlantic Canada; expands and enhances our geotechnical engineering capabilities; increases our ability to provide environmental and geoscientific assessments in Canada’s Arctic and Alberta for resource development; expands our ability to support the mining sector; and expands our air quality services.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2008
STANTEC INC.